Exhibit 99.1

MADE AS OF MAY 25, 2016

MANULIFE FINANCIAL CORPORATION

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BNY TRUST COMPANY OF CANADA

TRUSTEE

TRUST INDENTURE

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THIS TRUST INDENTURE made as of May 25, 2016

B E T W E E N:

MANULIFE FINANCIAL CORPORATION, a corporation existing under the Insurance Companies Act (Canada) and having its registered office in the City of Toronto in the Province of Ontario

(together with its permitted successors and assigns, the “Corporation”)

– and –

BNY TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada and having an office in the City of Toronto in the Province of Ontario

(together with its permitted successors and assigns, the “Trustee”)

WHEREAS the Corporation considers it necessary for its corporate purposes to create and issue its Debentures in the manner provided herein;

WHEREAS the Corporation is duly authorized to create and issue the Debentures to be issued as provided herein; and

WHEREAS all necessary corporate action has been taken by the Corporation to make the Debentures, when certified by the Trustee and issued as provided in this Trust Indenture, valid, binding and legal obligations of the Corporation with the benefits and subject to the terms of this Trust Indenture and to make this Trust Indenture a valid and binding indenture in accordance with its terms; and

WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

1.1.1	“Act” means the Securities Act (Ontario), as in effect from time to time.

1.1.2	“Affiliate” has the meaning ascribed thereto in the Insurance Companies Act (Canada).

1.1.3	“Authority” means any competent regulatory, prosecuting, tax or governmental authority in any jurisdiction.

1.1.4	“Book-Entry Securityholder” means, with respect to a Book-Entry Security, the Person who is the beneficial owner of a Book-Entry Security.

1.1.5	“Book-Entry Securities” means the Debentures held through the Book-Entry System as described in Section 2.15; provided that after the occurrence of an event whereupon book-entry transfers are no longer permitted and Definitive Securities have been issued to holders of any Book-Entry Securities, such Book-Entry Securities shall be cancelled.

1.1.6	“Book-Entry System” means the record entry security transfer and pledge system known as at the date hereof by the name “Depository Service”, which is administered by CDS in accordance with the operating rules and procedures of the securities settlement services of CDS, in force from time to time and any successor system thereof.

1.1.7	“Business Day” means any day on which Canadian chartered banks are open for business in Toronto and which is not a Saturday or Sunday.

1.1.8	“CDS” means CDS Clearing and Depository Services Inc., its successors and assigns approved by the Corporation and Trustee.

1.1.9	“Certificate of the Corporation” means a certificate signed in the name of the Corporation by any two of the President and a Senior Executive Vice-President or one of them together with the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer of the Corporation, and may consist of one or more instruments so executed.

1.1.10	“Certified Resolution” means a copy of a resolution certified by any officer or Director of the Corporation to have been duly passed by the Directors and to be in full force and effect on the date of such certification.

1.1.11	“Closing Date” means the date of this Indenture.

1.1.12	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

1.1.13	“Corporation” has the meaning attributed to such term on the first page of this Indenture.

1.1.14	“Counsel” means a barrister or solicitor or firm of barristers and solicitors retained by the Trustee, who may be counsel to the Corporation, or retained by the Corporation and acceptable to the Trustee.

1.1.15	“Creditors” has the meaning attributed to such term in Section 8.1.1(f).

1.1.16	“Debenture” means any of the subordinated unsecured debentures to be issued in one or more series hereunder, unless in the context used refers to one or more particular debentures of one or more series, issued under this Indenture.

1.1.17	“Debentureholders” or “Holders” means the Persons for the time being entered in the registers of the Corporation hereinafter mentioned as holders of Debentures.

1.1.18	“Debentureholders’ Request” means, in respect of any series of Debentures, an instrument signed in one or more counterparts by the Holder or Holders of not less than 25% in aggregate principal amount of the outstanding Debentures of such series or, in respect of all Debentures, an instrument signed in one or more counterparts by the Holder or Holders of not less than 25% in aggregate principal amount of all Debentures, in each case, requesting the Trustee to take the action or proceeding specified therein.

1.1.19	“Defeasance Option” has the meaning attributed to such term in Section 8.1.1.

1.1.20	“Definitive Securities” means certificates representing Debentures of a series in the form specified in the related Supplemental Indenture.

1.1.21	“Director” means a director of the Corporation and “Directors” means the board of directors of the Corporation or, whenever duly empowered, the executive committee (if any) of the board of directors of the Corporation for the time being, and reference to action by the directors means action by the directors as a board or action by the executive committee of the board as a committee.

1.1.22	“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust, warrants, options, or any other equity interests in any Person.

1.1.23	“Event of Default” has the meaning attributed to such term in Section 6.1.

1.1.24	“Extraordinary Resolution” has the meaning attributed to such term in Sections 10.13 and 10.16.

1.1.25	“FATCA Withholding” means any withholding or deduction required pursuant to an agreement described in section 1471(b) of the Code, or otherwise imposed pursuant to sections 1471 through 1474 of the Code, any regulations or agreements thereunder, any official interpretations thereof, or any law implementing an intergovernmental approach thereto.

1.1.26	“Generally Accepted Accounting Principles” means generally accepted accounting principles prescribed by the Canadian Institute of Chartered Accountants or any successor institute, as modified or supplemented by the Superintendent pursuant to the Insurance Companies Act (Canada).

1.1.27	“Indenture” means this trust indenture, and every Supplemental Indenture or other instrument supplemental or ancillary hereto, as may be further amended and restated and otherwise in effect from time to time.

1.1.28	“Indenture Legislation” has the meaning attributed to such term in Section 12.1.

1.1.29	“Interest Payment Date”, when used with respect to any Debenture, means the Stated Maturity Date of an installment of interest on such Debenture.

1.1.30	“Insolvency Statutes” has the meaning attributed to such term in Section 8.1.1(f).

1.1.31	“Maturity Date”, when used with respect to any Debenture, means the date on which the principal of such Debenture or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity Date or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

1.1.32	“Opinion of Counsel” means an opinion in writing signed by Counsel containing the information specified in this Indenture (it being understood that such opinion may be based upon reasonable assumptions and given in reliance upon certificates of fact or representations of the Corporation or other persons having relevant knowledge and may be subject to reasonable qualifications in the circumstances).

1.1.33	“Participant” means a broker, dealer, bank or other financial institution or other Person who is a participant in the depository service of CDS for whom CDS effects book-entry transfers under the Book-Entry System.

1.1.34	“Parties” mean the Corporation and the Trustee.

1.1.35	“Paying Agent” means any Person authorized by the Corporation to make payments of principal, premium or interest with respect to the Debentures on behalf of the Corporation.

1.1.36	“Permitted Reorganization Transaction” means a vertical short-form amalgamation of the Corporation with one or more of its wholly-owned Subsidiaries pursuant to the Insurance Companies Act (Canada).

1.1.37	“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however, designated or constituted.

1.1.38	“Policy Liabilities” means all claims of holders of policies of insurance issued by the Corporation or for which the Corporation is responsible or liable and described in paragraph 161(1)(c) of the Winding-Up and Restructuring Act (Canada) and any other statute hereafter enacted in substitution therefor, as such act or substituted statute may be amended from time to time.

1.1.39	“Redemption Price”, when used with respect to any Debenture to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

1.1.40	“SEDAR” means the System for Electronic Document Analysis and Retrieval or any successor system thereto.

1.1.41	“Senior Indebtedness” means the principal of and the interest and premium, if any, on:

(a)	indebtedness of the Corporation (other than indebtedness evidenced by the Debentures) whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed by the Corporation or for money borrowed by others for the payment of which the Corporation is responsible or liable;

(b)	indebtedness of the Corporation whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed by the Corporation in connection with the acquisition by the Corporation or by others of any business, property or other assets;

(c)	renewals, extensions or refundings of any indebtedness referred to in Sections 1.1.41(a) or 1.1.41(b) above;

(d)	obligations to trade creditors incurred in the ordinary course of business; and

(e)	any other indebtedness of the Corporation that does not constitute either (i) subordinated indebtedness for the purpose of the Insurance Companies Act (Canada) or (ii) a Policy Liability;

unless in any case it is provided by the terms of the instrument creating or evidencing such indebtedness or pursuant to which such indebtedness is outstanding that such indebtedness is not prior in right of payment to the Debentures but ranks pari passu with, or subordinated in right of payment to, the Debentures.

1.1.42	“Stated Maturity Date”, when used with respect to any Debenture or any installment of principal thereof or interest thereon, means the date specified in such Debenture as the fixed date on which the principal of such Debenture or such installment of principal or interest is due and payable.

1.1.43	“Subsidiary” means any corporation directly or indirectly controlled by the Corporation; and for the purposes of this definition, the Corporation shall be deemed to control a corporation if the Corporation beneficially owns, directly or indirectly, shares to which are attached more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation, and the Corporation shall be deemed to own beneficially shares beneficially owned by a corporation controlled by it, and so on indefinitely.

1.1.44	“Successor Entity” has the meaning attributed to such term in Section 9.1.

1.1.45	“Superintendent” means the Superintendent of Financial Institutions (Canada).

1.1.46	“Supplemental Indenture” means an indenture supplemental to this Indenture pursuant to which, inter alia, a series of Debentures may be issued in accordance with the terms of Article 2.

1.1.47	“Tax” means, for the purposes of Section 1.11, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any Authority having power to tax.

1.1.48	“Taxes” means all taxes of any kind or nature whatsoever including, without limitation, all federal, provincial, municipal and local taxes, income taxes, capital taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, excise taxes, business taxes, property taxes and withholding taxes charged, levied, collected, withheld or assessed by any relevant authority within any jurisdiction in Canada having power to tax together with any penalties, fines, additions to tax and interest thereon and any instalments in respect thereof and, for greater certainty, does not include taxes charged, levied, collected, withheld or assessed by an authority outside Canada.

1.1.49	“this Indenture”, “this Trust Indenture”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this trust indenture and not to any particular Article, section, subdivision or other portion hereof, and include any and every Supplemental Indenture or other instrument supplemental or ancillary hereto or in implementation hereof and the form and terms of any particular series of Debentures issued hereunder.

1.1.50	“Trustee” has the meaning attributed thereto on the first page of this Indenture.

1.1.51	“Written Order of the Corporation” and “Written Request of the Corporation” mean, respectively, an order or a request signed in the name of the Corporation by any two of the President and a Senior Executive Vice-President or one of them together with the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer of the Corporation, and may consist of one or more instruments so executed.

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine gender and vice versa.

1.2 Meaning of “outstanding” for Certain Purposes

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, or a new Debenture shall be issued in substitution therefor under Section 2.12, or moneys for the payment thereof shall be set aside under Article 3, Article 6 or Article 7, provided that:

1.2.1	where a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only the substituted Debenture shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding;

1.2.2	Debentures which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof;

1.2.3	for the purpose of any provision of this Indenture entitling Holders of outstanding Debentures to vote, sign consents, requests or other instruments or take other action under this Indenture, Debentures owned directly or indirectly, legally or equitably, by the Corporation, any Subsidiary or any Affiliate shall be disregarded, except that:

(a)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, request or other instrument or other action, only those Debentures with respect to which the Trustee has received signed, written notice from the Corporation in accordance with Section 11.3 that they are so owned shall be so disregarded; and

(b)	Debentures so owned which have been pledged in good faith other than to the Corporation, a Subsidiary or an Affiliate shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Debentures in the pledgee’s discretion free from the control of the Corporation, Subsidiary or an Affiliate.

1.3 Interpretation Not Affected By Headings, etc.

The division of this Indenture into Articles and sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4 Statute References

Any reference in this Indenture to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.5 Monetary References

Unless otherwise specified herein, all references in this Indenture to “Dollars”, “dollars” or the “$” sign shall be deemed to be a reference to the lawful money of Canada.

1.6 Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter.

1.7 Invalidity of Provisions

Each of the provisions contained in this Indenture or the Debentures is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Indenture or the Debentures invalid or unenforceable in any respect.

1.8 Governing Law

This Indenture and the Debentures shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.9 Submission to Jurisdiction and Venue

Each of the Corporation and the Trustee submits to the exclusive jurisdiction of the Ontario courts sitting in Toronto in any action, application, reference or other proceeding arising out of or related to this Indenture and agrees that all claims in respect of any such actions, application, reference or other proceeding shall be heard and determined exclusively in such Ontario courts. Each of the Corporation and the Trustee shall not raise any objection to Toronto or the Ontario courts as the venue of any action, application, reference or other proceeding and each of the Corporation and the Trustee irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action, application, reference or other proceeding in Toronto and in the Ontario Courts. Each of the Corporation and the Trustee consents to any action, application, reference or other proceeding arising out of or related to this Indenture being tried or heard in Toronto and, in particular, being placed on the Commercial List of the Ontario Superior Court of Justice.

1.10 Waiver of Jury Trial

The parties hereto hereby waive any right they may have to require a trial by jury in any legal proceeding arising out of or relating to this Indenture, the Debentures or the transactions contemplated thereby.

1.11 FATCA

1.11.1

Each Party shall, within ten Business Days of a written request by another Party, supply to that other Party such forms, documentation and other information relating to it, its operations, or the Debentures as that other Party reasonably requests for the purposes of that other Party’s compliance with applicable law and shall notify the relevant other Party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such Party is (or becomes) inaccurate in any material respect; provided, however, that no Party shall be required to provide any forms, documentation or other information pursuant to this Section 1.11 to the extent that: (i) any such form, documentation or other information (or the information required to be provided on such form or documentation) is not reasonably available to such Party and cannot be obtained by such Party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such Party constitute a breach of any: (a) applicable law; (b) fiduciary duty; or (c) duty of confidentiality. For purposes of this Section 1.11, “applicable law” shall be deemed to include (i) any rule or practice of any Authority by which any Party is bound or with which it is customary to comply; (ii) any agreement between any Authorities; and (iii) any agreement between any Authority and any Party that is customarily entered into by institutions of a similar nature.

1.11.2	The Corporation shall notify the Trustee in the event that it determines that any payment to be made by the Trustee or its agent under the Debentures is a payment which could be subject to FATCA Withholding if such payment were made to a recipient that is generally unable to receive payments free from FATCA Withholding, and the extent to which the relevant payment is so treated, provided, however, that the Corporation’s obligation under this Section 1.11 shall apply only to the extent that such payments are so treated by virtue of characteristics of the Corporation, the Debentures, or both.

1.11.3	Notwithstanding any other provision of this Indenture, each agent appointed under the Indenture shall be entitled to make a deduction or withholding from any payment which it makes under the Debentures for or on account of any Tax, if and only to the extent so required by applicable law, in which event the agent shall make such payment after such deduction or withholding has been made and shall account to the relevant Authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Corporation the amount so deducted or withheld, in which case, the Corporation shall so account to the relevant Authority for such amount. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by applicable law for the purposes of this Section 1.11.

1.11.4	In the event that the Corporation determines in its sole discretion that withholding for or on account of any Tax will be required by applicable law in connection with any payment due to any of the Trustee or an agent appointed under this Indenture on any Debentures, then the Corporation will be entitled to redirect or reorganize any such payment in any way that it sees fit in order that the payment may be made without such deductions or withholding provided that, any such redirected or reorganized payment is made through a recognized institution of international standing and otherwise made in accordance with this Indenture. The Corporation will promptly notify the Trustee and each agent appointed with respect to the relevant Debentures appointed under this Indenture of any such redirection or reorganization.

ARTICLE 2

THE DEBENTURES

2.1 Limitation on Issue

The aggregate principal amount of Debentures which may be authorized, issued and certified, and outstanding hereunder at any time shall be unlimited; provided, however, that Debentures may be issued hereunder only upon the terms and subject to the conditions herein provided.

2.2 Terms of Debentures

2.2.1	The Debentures may be issued in one or more series. There shall be established in one or more Certified Resolutions of the Directors or in a Written Order of the Corporation pursuant to one or more Certified Resolutions of the Directors, or in one or more Supplemental Indentures, prior to the issuance of Debentures of any series, any or all of the following, as applicable (each of which, if so provided, may be determined from time to time by the Corporation with respect to unissued Debentures of the series and set forth in such Debentures of the series when issued from time to time):

(a)	the title of the Debentures of the series (which shall distinguish the Debentures of the series from all other series of Debentures);

(b)	any limit upon the aggregate principal amount of the Debentures of the series that may be authenticated and delivered under this Indenture (except for Debentures authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Debentures of the series pursuant to this Indenture);

(c)	the date or dates, or the method or methods by which such date or dates will be determined or extended, on which the principal of the Debentures of the series is payable;

(d)	the currency in which the Debentures of the series are denominated;

(e)	the rate or rates at which the Debentures of the series shall bear interest, if any, or the method or methods by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method or methods by which such date or dates shall be determined, the Interest Payment Dates on which such interest shall be payable and the record date, if any, for the interest payable on any Debenture on any Interest Payment Date, or the method or methods by which such date or dates shall be determined, and the basis upon which interest shall be calculated if other than on the basis of a 365-day year or 366-day year, as applicable;

(f)	the place or places, if any, other than as provided in Section 2.8, 2.9 and 2.11 of this Indenture, where the principal of (and premium, if any) and any interest on Debentures of the series shall be payable, any Debentures of the series may be surrendered for registration of transfer, Debentures of the series may be surrendered for exchange and, if different than the location specified in Section 11.1, the place or places where notices or demands to or upon the Corporation in respect of the Debentures of the series and this Indenture may be served;

(g)	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debentures of the series may be redeemed, in whole or in part, at the option of the Corporation, if the Corporation is to have that option;

(h)	the obligation, if any, of the Corporation to redeem, repay or purchase Debentures of the series pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debentures of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(i)	if other than in denominations of $1,000 and any integral multiple thereof, the denominations in which any Debentures of the series shall be issuable;

(j)	if other than the Corporation or the Trustee, the identity of each registrar and/or Paying Agent;

(k)	if other than the principal amount thereof, the portion of the principal amount of Debentures of the series that shall be payable upon declaration of acceleration of the Maturity Date thereof pursuant to Section 6.3 or the method by which such portion shall be determined;

(l)	whether the amount of payments of principal of (and premium, if any) or interest on the Debentures of the series may be determined with reference to a formula or other method, and the manner in which such amounts shall be determined;

(m)

whether the principal of (and premium, if any) and interest, if any, on the Debentures of the series are to be payable, at the election of the Corporation or a Holder thereof, in a currency other than that in which such Debentures are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which such Debentures are denominated or stated to be payable and the currency in which such Debentures are to be so payable, in each case in accordance with, in addition to or in lieu of any of the provisions of, Section 2.9;

(n)	any provisions limiting the applicability of, in modification of, in addition to or in lieu of the provisions of Article 8 that shall be applicable to the Debentures of the series;

(o)	provisions, if any, granting special rights to the Holders of Debentures of the series upon the occurrence of such events as may be specified;

(p)	any deletions from, modifications of or additions to the Events of Default or covenants of the Corporation with respect to Debentures of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

(q)	whether any Debentures of the series are to be issuable as Book-Entry Securities and, if so, whether beneficial owners of interests in any such Book-Entry Security may exchange such interests for Debentures of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 2.15;

(r)	the Person to whom any interest on any Debenture of the series shall be payable, if other than the Person in whose name that Debenture (or one or more Debentures issued in exchange for previously issued Debentures in accordance with Sections 2.11 and 2.12) is registered at the close of business on the regular record date for such interest;

(s)	if Debentures of the series are to be issuable as Definitive Securities (whether upon original issue or upon exchange of a temporary Debenture of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions; and

(t)	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the series (which terms shall not be inconsistent with the requirements of Indenture Legislation or the provisions of this Indenture).

2.2.2	Concurrently with the execution of this Indenture, the Corporation and the Trustee have entered into a First Supplemental Indenture of even date providing for the issue of 500,000,000 Singapore dollars principal amount of 3.85% subordinated debentures.

2.2.3	All Debentures of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to such Supplemental Indenture. Not all Debentures or any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuance of additional Debentures of such series.

2.3 Form of Debentures

2.3.1	All Debentures shall be issuable in such denominations as shall be specified as contemplated by Section 2.2.

2.3.2	The Debentures and the certificate of the Trustee endorsed thereon shall be in the English language (or, if the Corporation so determines, in the English and French languages) and shall be substantially in the form annexed to the related Supplemental Indenture, in each case, with such appropriate additions, deletions, substitutions and variations as the Trustee may approve and shall bear such distinguishing letters and numbers as the Trustee may approve, such approval of the Trustee to be conclusively evidenced by its certification of the Debentures. In the event that any provision of the Debentures in the French language shall be susceptible to an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

2.3.3	If Debentures are required by law to be in bilingual form or in the French language, the Corporation shall furnish a French language version of the Debenture substantially in the form annexed to the related Supplemental Indenture, duly translated into the French language and accompanied by a certificate of a qualified translator into the French language or a legal opinion of Quebec counsel and in either case addressed to the Trustee that such translation is reasonable and proper, in a form satisfactory to the Trustee, and upon which the Trustee may act and rely.

2.3.4	The Debentures may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.

2.4 Execution of Debentures

The Debentures shall be under the corporate seal of the Corporation, or a reproduction thereof which shall be deemed to be the corporate seal of the Corporation, and shall be signed (either manually or by facsimile signature) by the President and a Senior Executive Vice-President or one of them and the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer of the Corporation. A facsimile signature upon any of the Debentures shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. Notwithstanding that any individual whose signature (either manual or in facsimile) may appear on the Debentures is not, at the date of this Indenture or at the date of the Debentures or at the date of the certifying and delivery thereof, the President, a Senior Executive Vice-President, the Secretary, the Treasurer, the Controller, an Assistant Secretary or an Assistant Treasurer, as the case may be, of the Corporation, such Debentures shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.5 Certification

2.5.1	The Corporation may from time to time request the Trustee to certify and deliver Debentures of any particular series by Written Order of the Corporation setting forth the matters specified in Section 2.2 and, if provided for in such Written Order of the Corporation, the Corporation may authorize certification and delivery pursuant to electronic instructions from the Corporation, which instructions shall be promptly confirmed in writing by a Certificate of the Corporation. The Trustee shall certify and deliver such Debentures upon receipt of, and shall be fully protected in acting and relying upon, unless and until such documents have been superseded and revoked:

(a)	a Certified Resolution, Written Order of the Corporation and/or executed Supplemental Indenture by or pursuant to which the form and terms of such Debentures were established;

(b)	a Written Order of the Corporation requesting certification and delivery of such Debentures and setting forth delivery instructions, provided that, with respect to Debentures of such a series:

(i)	such Written Order of the Corporation may be delivered by the Corporation to the Trustee prior to the delivery to the Trustee of such Debentures of such series for certification and delivery;

(ii)	the Trustee shall certify and deliver Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Order of the Corporation or pursuant to procedures acceptable to the Trustee as may be specified from time to time by a Written Order of the Corporation;

(iii)	the maturity date or dates, issue date or dates, interest rate or rates and any other terms of Debentures of such series shall be determined by a Written Order of the Corporation or pursuant to such procedures; and

(iv)	if provided for in such Written Order of the Corporation or procedures, the Corporation may authorize certification and delivery pursuant to electronic instructions from the Corporation, which electronic instructions shall be promptly confirmed in writing;

(c)	an Opinion of Counsel that all requirements imposed by this Indenture or by law in connection with the proposed issue of such Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion, and that such issuance is enforceable against the Corporation, subject to customary exceptions, limitations and qualifications specified in such opinion; and

(d)	a Certificate of the Corporation certifying that the Corporation so far as is known to the person(s) signing the same is not in default under this Indenture, that the terms and conditions for the certification and delivery of such Debentures have been complied with subject to the delivery of any documents or instruments specified in such Certificate of the Corporation, and that no Event of Default will exist upon such certification and delivery under the provisions of Article 6.

2.5.2	No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the Holder thereof to the benefits of this Indenture until it has been certified by or on behalf of the Trustee substantially in the form appearing on the form of the Definitive Security or in some other form approved by the Trustee, whose approval shall be conclusively evidenced by the certification thereof. Such certificate on any Debenture shall be conclusive evidence as against the Corporation that such Debenture is duly issued and is a valid obligation of the Corporation.

2.5.3	The certificate of the Trustee on any Debenture shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or the proceeds thereof.

2.6 Concerning Interest

2.6.1	Unless otherwise specifically provided in the terms of the Debentures of or within a series, every Debenture, whether issued originally or in exchange for other Debentures of the same series, shall bear interest from and including the date of issue or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, whichever shall be later.

2.6.2	Unless otherwise specifically provided in the terms of the Debentures of or within a series, interest on each Debenture shall cease to accrue from the earliest of: (i) the Maturity Date; or (ii) if such Debenture is called for redemption, the date fixed for redemption; unless upon due presentation and surrender thereof for payment on or after the Maturity Date or the date fixed for redemption, as the case may be, such payment is improperly withheld or refused.

2.6.3	Unless otherwise specifically provided in the terms of the Debentures of or within any series, wherever in this Indenture or in the Debentures reference is made to a rate of interest “per annum” or a similar expression is used, such interest shall be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be.

2.6.4	Unless otherwise specifically provided in the terms of the Debentures of or within any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days or 366 days, as applicable, and the actual number of days elapsed in that period.

2.6.5	With respect to any Debentures, whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.6.6	Wherever in this Indenture or the Debentures there is mention, in any context, of the payment of interest, such mention shall be deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to the terms of the Debentures of or within a series, and express mention of interest on amounts in default in any of the provisions hereof shall not be construed as excluding such interest in those provisions hereof where such express mention is not made.

2.7 Debentures to Rank Equally

2.7.1	All Debentures created and issued under this Indenture shall be in all respects entitled, equally and rateably with all other Debentures created and issued under this Indenture, to the benefits hereof without preference, priority or distinction on account of the actual time or times of certification and delivery, all in accordance with the terms and provisions of this Indenture. The Debentures shall be direct unsecured obligations of the Corporation constituting subordinated indebtedness for the purpose of the Insurance Companies Act (Canada) and, subject to Section 2.7.2, ranking equally and rateably with all other subordinated indebtedness (as defined under the Insurance Companies Act (Canada)) of the Corporation from time to time issued and outstanding.

2.7.2	The Corporation may from time to time borrow money from The Manufacturers Life Insurance Company, provided that all payments under such borrowing will be, in the event of a default, fully subordinated to the rights of the Holders of the Debentures to be issued hereunder.

2.8 Registration of Debentures

2.8.1

Subject to Section 2.15, the Corporation shall cause to be kept by and at the principal office of the Trustee in the City of Toronto a central register of holders, and in such other place or places, by the Trustee or by such other registrar or registrars, if any, as the Corporation with the approval of the Trustee may designate, branch registers in which shall be entered the names and latest known addresses of the Holders of Debentures of each series and the other particulars, as prescribed by law, of such Debentures held by them respectively and of all transfers of such Debentures. Such registration shall be noted on the Debentures by the Trustee or other registrar. Subject to Section 2.15, no transfer of a Debenture shall be effective as against the Corporation unless made on one of the appropriate registers by the Holder of the Debenture or the Holder’s executors or administrators or other legal representatives or the Holder’s attorney duly appointed by an instrument in form and execution satisfactory to the Trustee and upon compliance with such requirements as the Trustee or other registrar may prescribe, and unless such transfer shall have been duly noted on such Debenture by the Trustee or other registrar.

2.8.2	The registers referred to in this Section shall at all reasonable times be open for inspection by the Corporation, the Trustee and any Debentureholder.

2.8.3	Subject to Section 2.15, the Holder of a Debenture may at any time and from time to time have such Debenture transferred at any of the places at which a register is kept pursuant to the provisions of this Section in accordance with such reasonable regulations as the Trustee may prescribe. The Holder of a Debenture may at any time and from time to time have the registration of such Debenture transferred from the register in which the registration thereof appears to another register maintained in another place authorized for that purpose under the provisions of this Indenture upon payment of a reasonable fee to be fixed by the Trustee.

2.8.4	None of the Corporation, the Trustee or any registrar shall be required to transfer or exchange any Debentures on any Interest Payment Date or during the 15 Business Days immediately preceding any Interest Payment Date.

2.8.5	None of the Trustee, any registrar for any of the Debentures or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Debenture and may transfer any Debenture on the direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

2.8.6	Except in the case of the central register required to be kept at the City of Toronto, the Corporation shall have power at any time to close any branch register and in that event it shall transfer the records thereof to another existing register or to a new register and thereafter such Debentures shall be deemed to be registered on such existing or new register, as the case may be. In the event that the register in any place is closed and the records transferred to a register in another place, notice of such change shall be given to the Holders of the Debentures registered in the register so closed and the particulars of such change shall be recorded in the central register required to be kept in the City of Toronto.

2.8.7	The Trustee shall require every registrar, when requested to do so by the Corporation or the Trustee, to furnish the Corporation or the Trustee, as the case may be, with a list of the names and addresses of the Holders of Debentures showing the principal amounts and serial numbers of such Debentures held by each Holder.

2.9 Payment of Principal and Interest in Respect of Debentures

2.9.1	Unless otherwise specifically provided in the terms of the Debentures of or within a series, the principal and premium, if any, will be made payable in lawful money of Canada against surrender thereof by the respective Holders thereof. Subject to Sections 2.11.3 and 2.11.4, as the interest on Debentures becomes due (except interest payable on the Maturity Date which may be paid upon presentation and surrender of such Debentures for payment), the Corporation, (i) on each date on which interest on such Debentures becomes due, transfer, or arrange for the transfer of, immediately available funds by electronic funds transfer to an account maintained by the Holder, or (ii) at least three days prior to each date on which interest on such Debentures (less any tax required by law to be deducted) becomes due, shall forward or cause to be forwarded by first class mail, postage prepaid (or in the event of mail service interruption by such other means as the Trustee and the Corporation shall determine to be appropriate) to the Holder for the time being at the Holder’s address appearing on the appropriate register hereinbefore mentioned a cheque for such interest (less any tax required by law to be deducted) payable to the order of such Holder and negotiable at par at each of the places at which interest upon such Debentures is payable. The forwarding of such cheque or electronic funds transfer, as applicable, shall satisfy and discharge the liability for the interest on such Debentures to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque or electronic funds transfer is not honoured. In the event of the non-receipt of such cheque or electronic funds transfer by the Holder, or the loss or destruction thereof, the Corporation, upon being furnished with evidence of such non receipt, loss or destruction as the Corporation and the Trustee shall reasonably require and upon being indemnified to their satisfaction, shall issue or initiate or cause to be issued or initiated to such Holder a replacement cheque or electronic funds transfer for the same amount.

2.9.2	Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof shall be paid by cheque or electronic funds transfer payable to the order or to the account of all such Holders, unless the Corporation has received written instructions from them to the contrary, and the receipt of any one of such Holders therefor shall be a valid discharge to the Trustee, any registrar of Debentures and the Corporation.

2.9.3	If Debentures are registered in the name of CDS or its nominee, the principal, premium, if any, and interest from time to time payable in respect thereof shall be paid by cheque or electronic funds transfer payable to the order of CDS or its nominee, as the case may be, and the receipt of CDS or its nominee, as the case may be, therefor shall be a valid discharge to the Trustee, any registrar of Debentures and the Corporation, who shall be entitled to rely upon CDS and the Participants to ensure that funds are advanced to beneficial holders of Debentures.

2.10 Ownership of Debentures

2.10.1	The Person in whose name any Debenture shall be registered shall be deemed to be the owner thereof for all purposes of this Indenture and payment of or on account of the principal of, premium, if any, and interest on such Debenture shall be made only to or upon the order in writing of the Holder thereof and such payment shall be a complete discharge to the Trustee, any registrar of Debentures, the Corporation and any Paying Agent for the amounts so paid.

2.10.2	The Holder for the time being of any Debenture shall be entitled to the principal, premium, if any, and interest evidenced by such Debenture, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof (except any equities of which the Corporation is required to take notice by law or by order of a court of competent jurisdiction) and all Persons may act accordingly and a transferee of a Debenture shall, after the appropriate form of transfer is lodged with the Trustee or other registrar of Debentures and upon compliance with all other conditions in that behalf required by this Indenture or by any conditions contained in such Debenture or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and such Holder’s transferor or any previous Holder thereof, save in respect of equities of which the Corporation is required to take notice by law or by order of a court of competent jurisdiction.

2.11 Exchange of Debentures

2.11.1	In the event that the Debentures of or within a series are not held in the Book-Entry System, Debentures of or within a series in any denomination may be exchanged for Debentures of any other authorized denomination or denominations, any such exchange to be for like Debentures and of an equal aggregate principal amount. Exchanges of Debentures may only be made at the principal office of the Trustee in the City of Toronto. Any Debentures tendered for exchange shall be surrendered to the Trustee and shall be cancelled. The Corporation shall execute, and the Trustee shall certify, all Debentures necessary to carry out such exchanges.

2.11.2	Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

2.11.3	Except as otherwise provided herein, upon any exchange of Debentures of any denomination for Debentures of any other authorized denominations and upon any transfer of Debentures, the Trustee or other registrar of Debentures may make a sufficient charge to reimburse it for any stamp tax, security transfer tax or other governmental charge required to be paid, and in addition a reasonable charge for its services for each Debenture exchanged or transferred, and payment of such charges shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.11.4	Notwithstanding the foregoing, no charge (other than for insurance on any Debentures forwarded by mail) shall be made by the Trustee, any registrar of Debentures or the Corporation

(a)	for any exchange, registration or transfer of any Debenture applied for within a period of 30 days from the original issue date of a series of Debentures; or

(b)	for any exchange, after such period, of Debentures for Debentures in lesser denominations;

provided that the Debentures surrendered for exchange shall not have been issued as a result of any previous exchange other than an exchange pursuant to Section 2.11.4(a) or Section 3.2.

2.11.5	None of the Corporation, the Trustee or any other registrar of Debentures shall be required to make exchanges of Debentures on any Interest Payment Date or during the 15 Business Days immediately preceding any Interest Payment Date.

2.12 Replacement of Debentures

If any of the Debentures shall become mutilated or be lost, stolen or destroyed and in the absence of notice that such Debentures have been acquired by a bona fide purchaser within the meaning of the Insurance Companies Act (Canada), the Corporation shall issue, and thereupon the Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or, in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture equally with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction, the applicant for a new Debenture shall furnish to the Corporation and to the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish an indemnity in amount and form satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any such new Debenture.

2.13 Interim Debentures

2.13.1

Pending delivery to the Trustee of Definitive Securities, the Corporation may execute in lieu thereof (but subject to the same provisions, conditions and limitations as herein set forth), and the Trustee may certify, interim printed, mimeographed or typewritten Debentures (“Interim Debentures”), in such form and in such denominations as may be approved by the Trustee and the President or an Executive Vice-President of the Corporation (whose certification or signature, either manual or in facsimile, as the case may be, on any such Interim Debentures shall be conclusive evidence of such approval), entitling the Holders thereof to Definitive Securities in any authorized denominations when the same are ready for delivery, without expense to such Holders, but the total amount of Interim Debentures so issued shall not exceed the aggregate principal amount of Debentures authorized to be issued hereunder. Forthwith after the issuance of any such Interim Debentures, the Corporation shall cause to be prepared the appropriate Definitive Securities for delivery to the Holders of such Interim Debentures.

2.13.2	Interim Debentures which have been duly issued shall, until exchanged for Definitive Securities, entitle the Holders thereof to rank for all purposes as Debentureholders and otherwise in respect of this Indenture to the same extent and in the same manner as though such exchange had actually been made. When exchanged for Definitive Securities such Interim Debentures shall forthwith be cancelled by the Trustee. Any interest paid upon Interim Debentures shall be noted thereon by the Paying Agent at the time of payment unless paid by cheque or electronic funds transfer to the Holders thereof.

2.14 Option of Holder as to Place of Payment

Except as otherwise provided herein, all sums which may at any time become payable, whether on the Stated Maturity Date or on a declaration by the Trustee pursuant to Section 6.3 or otherwise, on account of any Debenture or any interest shall be payable at the option of the Holder in the manner or at any of the places at which the principal of and interest on such Debenture are payable.

2.15 Book-Entry System

2.15.1	Notwithstanding any other provision of this Indenture, the Corporation may elect to have the Debentures issued hereunder represented in the form of typewritten, English language, fully registered Book-Entry Securities held by, or on behalf of, CDS as depository of the Book-Entry Securities (for its Participants) and registered on the register maintained by the Trustee pursuant to Section 2.8 in the name of CDS or its nominee. It is expressly acknowledged that any such registrations of ownership and transfers of such Debentures, or interests of Participants therein, will be made by CDS only through the Book-Entry System in accordance with CDS’s policies and procedures. Subject to this Section 2.15, the rights of the holder of any beneficial interest in the Debentures, represented by a Book-Entry Security (including the right to receive a certificate or other instrument evidencing an ownership interest in such Debenture) shall be limited to those established by any agreement (including a letter of representations of the Corporation to CDS) between the Corporation and CDS, by applicable law and agreements between CDS and its Participants and between such Participants and the holder of such beneficial interest. Accordingly, except as provided herein, neither the Corporation nor the Trustee shall be under any obligation to deliver, nor shall the holder of such interest have any right to require the delivery of, a certificate evidencing a Debenture to the holder of the interest in such Debenture. In the event of any conflict between this Indenture and any such agreement between the Corporation and CDS, the terms of any such agreement shall prevail, subject to Section 2.15.2.

2.15.2	Notwithstanding Section 2.15.1, after the occurrence of an Event of Default or a breach of any of the covenants of the Corporation provided for in this Indenture which breach shall have continued unremedied for a period of 60 days after the Corporation has received notice of such breach, unless the Trustee (having regard to the subject matter of the breach) shall have agreed to a longer period and, in such event, within the period agreed to by the Trustee, Debentureholders may at any time determine (which determination shall, for greater certainty, require an ordinary resolution and not an Extraordinary Resolution) that the continuation of the holding of the Debentures by only global certificates under the Book-Entry System is no longer in the best interests of such holders.

2.15.3	Upon any determination made pursuant to Section 2.15.2, or if required to do so by law, or if the Book-Entry System ceases to exist, or if the Corporation determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects to terminate the Book-Entry System for any reason,

(a)	the Trustee shall notify CDS and shall request CDS to notify the Participants of the availability of Definitive Securities;

(b)	the Trustee shall request CDS to deliver the Book-Entry Securities to the Trustee and the Trustee shall thereupon reduce the holdings of CDS on the register maintained hereunder to nil in respect of the Debentures represented by the Book-Entry Securities;

(c)	the Corporation shall issue or cause to be issued, in accordance with and subject to the provisions of this Indenture, in exchange for the Book-Entry Securities, Debentures in definitive form in an aggregate amount equal to the amount of the Book-Entry Securities registered in the names of the Participants as advised by CDS in accordance with their proportionate interest in the Book-Entry Securities as recorded in the records of CDS; and

(d)	after such replacement of the Book-Entry Securities by definitive Debentures, all payments in respect of the Debentures in definitive form shall be made to the registered holders thereof in accordance with the terms and conditions of the Debentures in definitive form and the provisions of this Indenture and in all other respects such registered holders shall be the holders thereof for all purposes hereunder.

2.15.4	All expenses of the Trustee and CDS relating to this Section 2.15 shall be paid by the Corporation.

2.15.5	Any notice required or permitted to be given to any Person with a beneficial interest in Debentures while the Debentures are represented by global Debentures held by, or on behalf of, CDS or its nominee as part of the Book-Entry System, shall be provided to CDS.

2.15.6	It is hereby acknowledged that in making the determination as to the percentage interest of a Participant in a Book-Entry Security, the Trustee shall be entitled to rely solely upon the records therefor maintained by CDS and confirmed in writing to the Trustee by CDS.

2.15.7	Neither the Corporation nor the Trustee shall be responsible for any actions, inactions or omissions on the part of CDS and/or the Participants under this Indenture or under any agreements, service rules or procedures entered into between CDS and each Participant nor shall they be liable to registered or beneficial holders of Debentures for any such actions, inactions or omissions by CDS and/or the Participants which adversely affect a Person’s beneficial interest in Debentures.

2.16 Payment Agreements for Debentures

Notwithstanding anything contained herein, the Corporation may enter into an agreement with the Holder of a Debenture or with the Person for whom such Holder is acting as nominee providing for the payment to such Holder of the principal of, premium, if any, and interest on such Debenture in the manner or at a place or places other than the place or places specified herein and in such Debenture as the place or places for such payment. Any payment of the principal of, premium, if any, and interest on any such Debenture at such other place or places pursuant to such agreement shall, notwithstanding any other provision of this Indenture, be valid and binding on the Corporation, the Trustee and the Holders of Debentures.

ARTICLE 3

REDEMPTION AND PURCHASE FOR CANCELLATION OF DEBENTURES

3.1 Redemption of Debentures

The Corporation may, at its option, with the prior approval of the Superintendent, redeem either in whole at any time or in part from time to time before their Stated Maturity Date any Debentures issued hereunder which by their terms are so redeemable (subject, however, to any applicable restriction on redemption) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in a Certified Resolution of the Directors, in a Certificate of the Corporation or Supplemental Indenture authorizing or providing for the issue thereof.

3.2 Partial Redemption of Debentures

3.2.1

If less than all the Debentures of a series are to be redeemed, the Corporation shall in each such case, at least 15 days before the date upon which notice of redemption is to be given (unless a shorter notice period is satisfactory to the

Trustee), notify the Trustee by Written Order of the Corporation of its intention to redeem Debentures of such series and of the aggregate principal amount of Debentures of the series to be redeemed. The Debentures to be redeemed shall be selected by the Trustee on a pro rata basis, disregarding fractions, according to the principal amount of Debentures of such series registered in the respective names of each Debentureholder, or in such other manner as the Trustee may consider equitable, provided that such selection shall be proportionate (to the nearest minimum authorized denomination for Debentures of such series established pursuant to Section 2.1). For this purpose, the Trustee may make, and from time to time amend, regulations with regard to the manner in which such Debentures may be so selected and regulations so made shall be valid and binding upon all Holders of Debentures notwithstanding the fact that, as a result thereof, one or more of such Debentures become subject to redemption in part only.

3.2.2	Debentures in denominations in excess of the minimum authorized denomination for Debentures of such series may be selected and called for redemption in part only (such part being that minimum authorized denomination or an integral multiple thereof) and, unless the context otherwise requires, references to Debentures in this Article 3 shall be deemed to include any such part of the principal amount of Debentures which shall have been so selected and called for redemption. The Holder of any Debenture called for redemption in part only, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a new Debenture for the unredeemed part of the Debenture so surrendered, and the Corporation shall execute and the Trustee shall certify and deliver, at the expense of the Corporation, such new Debenture upon receipt from the Paying Agent of the Debenture so surrendered.

3.3 Notice of Redemption

Unless otherwise specifically provided in the terms of the Debentures of or within a series, notice of intention to redeem any Debentures of a particular series shall be given by or on behalf of the Corporation to the Holders of Debentures of the series which are to be redeemed, not more than 60 days and not less than 30 days prior to the date fixed for redemption, in the manner provided in Article 11. The notice of redemption shall, unless all the Debentures of the series then outstanding are to be redeemed, specify which of the Debentures are to be redeemed and, if a Debenture is to be redeemed in part only, shall specify that part of the principal amount thereof to be redeemed, and shall specify the redemption date, the Redemption Price and places or manner of payment and shall state that all interest on the Debentures called for redemption shall cease to accrue from and after such redemption date.

3.4 Debentures Due on Redemption Dates

3.4.1

Upon notice having been given as aforesaid, the Debentures so called for redemption shall thereupon become due and payable at the Redemption Price and on the redemption date specified in such notice, in the same manner and with the same effect as if it were the Stated Maturity Date specified in such Debentures, notwithstanding anything contained therein or herein to the contrary, and from and after such redemption date, if the moneys necessary to redeem such Debentures shall have been deposited as hereinafter provided and affidavits or other proof satisfactory to the Trustee as to the mailing of such notices shall have been delivered to it, such Debentures shall not be considered as outstanding hereunder and interest upon such Debentures shall cease to accrue after such date.

3.4.2	If any question shall arise as to whether notice of redemption or deposit of the redemption moneys has been given or made as provided above, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

3.5 Deposit of Redemption Moneys

Upon Debentures of a series having been called for redemption, the Corporation shall deposit with the Trustee, on or before the redemption date fixed in the relevant notice of redemption, such sums as may be sufficient to pay the Redemption Price of the Debentures to be redeemed, together with the estimated charges and expenses to be incurred in connection with such redemption. From the sums so deposited, the Trustee shall pay or cause to be paid to the Holders of the Debentures called for redemption, upon surrender of such Debentures, the principal, premium, if any, and interest to which they are respectively entitled on redemption.

3.6 Failure to Surrender Debentures Called for Redemption

If the Holder of any Debentures called for redemption shall, within 30 days from the date fixed for redemption, fail to surrender any of such Debentures or shall not within such time accept payment of the Redemption Price payable in respect thereof or give such receipt therefor, if any, as the Trustee may require, such Redemption Price shall be set aside in trust for such Holder, in accordance with Section 12.8, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside, and to that extent the Debentureholder shall have no right except to receive payment out of the moneys so paid and deposited, upon surrender of his Debentures, of the Redemption Price of such Debentures without interest thereon.

3.7 Surrender of Debentures for Cancellation

If the principal moneys due upon any Debenture shall become payable by redemption or otherwise before the Stated Maturity Date, the Person presenting such Debenture for payment must surrender the same for cancellation, the Corporation nevertheless paying or causing to be paid the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an Interest Payment Date).

3.8 Purchase of Debentures for Cancellation

3.8.1	At any time when the Corporation is not in default hereunder it may, subject to the prior approval of the Superintendent, purchase all or any of the Debentures of any series in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by invitation for tenders or by private contract.

3.8.2	If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee on a pro rata basis, disregarding fractions, according to the principal amount of Debentures of the series registered in the respective names of each Debentureholder, or in such other manner as the Trustee may consider equitable, from the Debentures of the series tendered by each Debentureholder who tendered at such lowest price. For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that, as a result thereof one or more of such Debentures become subject to purchase in part only. The Holder of any Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, one or more new Debentures for the unpurchased part so surrendered and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

3.9 Cancellation of Debentures

All Debentures redeemed and all Debentures purchased under this Article 3 shall forthwith be delivered to the Trustee and shall be cancelled by it and no Debentures shall be issued in substitution therefor.

ARTICLE 4

SUBORDINATION OF DEBENTURES

4.1 Agreement to Subordinate

The Corporation covenants and agrees, and each Holder of a Debenture of any series by such Holder’s acceptance thereof, likewise agrees, that the payment of the principal of, premium, if any, and interest on the Debentures of that series, together with all other Debentures created and issued hereunder, is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Policy Liabilities and all Senior Indebtedness, whether now outstanding or hereinafter incurred, in accordance with the terms of such Policy Liabilities and Senior Indebtedness and each Holder of a Debenture, by acceptance thereof, agrees to and will be bound by the provisions of this Article 4. The principal of and the interest and premium, if any, on the Debentures created and issued hereunder shall rank pari passu with the other subordinated indebtedness (as defined under Insurance Companies Act (Canada)) of the Corporation from time to time, unless in any case it is provided by the terms of the instrument creating or evidencing such indebtedness or pursuant to which such indebtedness is outstanding that such indebtedness is prior in right of payment to the Debentures or subordinated in right of payment to the Debentures.

4.2 Distribution on Insolvency or Winding-up

In the event that proceedings are commenced by or against the Corporation as a result of its insolvency or in the event of the liquidation or winding-up of the Corporation or if proceedings are commenced which effect a reorganization, arrangement, or compromise of debt of the Corporation:

4.2.1	the holders of all Policy Liabilities and all Senior Indebtedness shall be entitled to receive payment in full of the principal thereof, the premium, if any, and the interest due thereon before the Holders of Debentures are entitled to receive any payment upon the principal of, premium, if any, and interest on indebtedness evidenced by the Debentures;

4.2.2	any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, to which the Holders of Debentures or the Trustee would be entitled except for the provisions of this Article 4 shall be paid by the Person making such payment or distribution, whether the liquidator, agent or other agent or a trustee in bankruptcy or a receiver or otherwise, directly to the holders of Policy Liabilities and Senior Indebtedness or their representative or to the trustee under any indenture in each case under which any instruments evidencing any of such Policy Liabilities and Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay in full all Policy Liabilities and Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Policy Liabilities and Senior Indebtedness in respect thereof;

4.2.3	in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, shall be received by the Trustee or the Holders of Debentures before all Policy Liabilities and Senior Indebtedness are paid in full, such payment or distribution shall be held in trust for the benefit of, and shall be paid over to, the holders of such Policy Liabilities and Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Policy Liabilities and Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Policy Liabilities and all Senior Indebtedness remaining unpaid until all such Policy Liabilities and Senior Indebtedness shall have been paid in full after giving effect to any concurrent payment or distribution to the holders of such Policy Liabilities and Senior Indebtedness in respect thereof; and

4.2.4	any payments or distributions paid over to the holders of Policy Liabilities and Senior Indebtedness pursuant to Section 4.2.3 and not applied in reduction of the amounts owing to the Holders of Debentures hereunder shall be deemed not to have discharged any of the obligations of the Corporation hereunder (and, to the extent that by operation of applicable law they are treated as doing so, the Corporation covenants to indemnify the Holders of Debentures on demand from and against any loss suffered or incurred by them in consequence thereof).

Upon any payment or distribution of assets of the Corporation referred to in this Article 4, the Trustee and the Holders of Debentures shall be entitled to call for and rely upon a certificate, addressed to the Trustee or to the Holders of Debentures, of the Person making any such payment or distribution for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Policy Liabilities and Senior Indebtedness and other indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 4.

4.3 Subrogation of Debentures

Subject to the payment in full of all Policy Liabilities and all Senior Indebtedness, the Holders of Debentures shall be subrogated to the rights of the holders of Policy Liabilities and Senior Indebtedness to receive payments and distributions of assets of the Corporation in respect of and on account of Policy Liabilities and Senior Indebtedness, to the extent of the application thereto of moneys or other assets which would have been received by the Holders of Debentures but for the provisions of this Article 4, until the principal of, premium, if any, and interest on the Debentures shall be paid in full. No payment or distribution of assets of the Corporation to the Holders of Debentures which would be payable or distributable to the holders of all Policy Liabilities and all Senior Indebtedness pursuant to this Article shall, as between the Corporation, its creditors (other than the holders of Policy Liabilities and Senior Indebtedness) and the Holders of Debentures, be deemed to be a payment by the Corporation to or on account of the Holders of Debentures, it being understood that the provisions of this Article 4 are, and are intended, solely for the purpose of defining the relative rights of the Holders of Debentures, on the one hand, and the holders of the Policy Liabilities and Senior Indebtedness, on the other hand. Nothing contained in this Article 4 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation and its creditors (other than the holders of Policy Liabilities and Senior Indebtedness and the Holders of Debentures), the obligation of the Corporation, which is unconditional and absolute, to pay to the Holders of Debentures the principal of, premium, if any, and interest on the Debentures as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders of Debentures and creditors of the Corporation other than the holders of the Policy Liabilities and Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 4, of the holders of Policy Liabilities and Senior Indebtedness upon the exercise of any such remedy.

4.4 No Payment to Holders of Debentures if Senior Indebtedness Due or in Default

4.4.1	Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as hereinafter otherwise provided, all principal of, premium, if any, and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment on account of principal of, premium, if any, and interest on the Debentures is made.

4.4.2

Upon the occurrence of a default with respect to any Senior Indebtedness, as defined therein or in the instrument creating the same, which permits the holders thereof to accelerate the maturity thereof, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Corporation with respect to the principal of, premium, if any, or interest on the Debentures. In the event that, notwithstanding the foregoing, the Corporation shall make any payment of principal of, premium, if any, or interest on the Debentures after the happening of such a default, then, except as hereinafter otherwise provided, unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and if and when such Senior Indebtedness shall have become due and payable shall be paid over to, the holders of the Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of the Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

4.4.3	The fact that any payment which is required to be made pursuant to this Indenture or the Debentures is prohibited by this Section 4.4 shall not prevent the failure to make such payment from being a breach of covenant hereunder.

4.5 Payment of Debentures Permitted

4.5.1	Nothing contained in this Indenture or in any of the Debentures shall

(a)	subject always to Section 4.5.1(b), prevent the Corporation at any time, except under the conditions described in Section 4.4 or during the pendency of any insolvency or winding-up as referred to in Section 4.2.1, from making payments at any time of the principal of, premium, if any, or interest on the Debentures, or

(b)	notwithstanding the occurrence of an Event of Default or the existence of the facts described in Section 4.4.2, prevent any payment being made by the Corporation or the Trustee on a redemption of Debentures with respect to which notice of redemption shall have been given pursuant to Article 3 prior to the occurrence of such Event of Default or existence of such facts.

Until written notice shall be given to the Trustee in accordance with Section 11.3 by or on behalf of any holder of any Senior Indebtedness of the occurrence of any default with respect to such Senior Indebtedness or of the existence of any other facts which would have the result that any payment with respect to the Debentures would be in contravention of the provisions of this Article 4, the Trustee shall be entitled to assume that no such default has occurred, or that no such facts exist; and nothing in this Indenture shall prevent the Trustee from applying any moneys received by it pursuant to this Indenture prior to the receipt by it of such written notice, to the purposes for which the same were received, notwithstanding the occurrence or continuance of a default with respect to, or the existence of such facts with respect to, such Senior Indebtedness.

4.6 Subordination Not to be Impaired

No right of any present or future holder of any Policy Liabilities and Senior Indebtedness of the Corporation to enforce the subordination provided for in this Article shall at any time be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

4.7 Obligations Created by Article 4

Each of the Corporation and the Trustee agrees, and each Holder of a Debenture, by such Holder’s acceptance thereof, likewise agrees, that:

4.7.1	the provisions of this Article 4 are an inducement and consideration to each holder of Senior Indebtedness to give or continue credit to the Corporation or others or to acquire Senior Indebtedness;

4.7.2	each holder of Senior Indebtedness may accept the benefit of this Article 4 on the terms and conditions set forth in this Article 4 by giving or continuing credit to the Corporation or others or by acquiring Senior Indebtedness, in each case without notice to the Trustee or any Holder of Debentures and without establishing actual reliance on this Article 4; and

4.7.3	each obligation created by this Article 4 is created for the benefit of the holders of Senior Indebtedness and is hereby declared to be created in trust for those holders by the Corporation, the Trustee and each Holder of a Debenture and shall be binding on the Corporation, the Trustee and each Holder of a Debenture whether or not the confirmation described in Section 4.10 is requested, executed or delivered.

4.8 No Set-off

Each of the Corporation and the Trustee agrees, and each Holder of a Debenture by such Holder’s acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Debentures at any time when any payment of, or in respect of, such amounts to the Trustee or the Holders of Debentures is prohibited by this Article 4 or is otherwise required to be paid to the holders of Senior Indebtedness or their representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear.

4.9 Amendments to Article 4

Each of the Corporation and the Trustee agrees, and each Holder of a Debenture, by such Holder’s acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Debentures, including this Article 4, the definition of Senior Indebtedness, and Section 12.11, which materially prejudice the rights of the holders of Senior Indebtedness under this Article 4 without the consent of each holder of Senior Indebtedness, or their representative or the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued.

4.10 Authorization of Holders of Debentures to Trustee to Effect Subordination

Each Holder of a Debenture, by such Holder’s acceptance thereof, authorizes and directs the Trustee, on such Holder’s behalf, to take such action as may be necessary or appropriate to effect the subordination provided for in this Article 4 and appoints the Trustee as such Holder’s attorney-in-fact for any and all such purposes, including the execution and delivery by the Trustee of a confirmation in the form attached as Schedule 4.10. Forthwith upon the request of any holder of Senior Indebtedness or its representative or the trustee under any indenture under which any instruments evidencing any Senior Indebtedness may have been issued, the Trustee shall execute and deliver to the Person making that request that form of confirmation on its own behalf and on behalf of all Holders of Debentures.

ARTICLE 5

COVENANTS OF THE CORPORATION

5.1 General Covenants

The Corporation covenants with the Trustee for the benefit of the Trustee and the Debentureholders as follows:

5.1.1	the Corporation will duly and punctually pay or cause to be paid to every Holder of Debentures the principal of and interest accrued and premium, if any, on the Debentures of which it is the Holder (including, in the case of default, interest on the amount in default) on the dates, at the places, in the money, and in the manner mentioned herein and in the Debentures;

5.1.2	except as herein otherwise expressly provided, the Corporation will at all times maintain its corporate existence and the Corporation will carry on and conduct or will cause to be carried on and conducted its business and the business of its Subsidiaries in a proper and efficient manner and will keep or cause to be kept proper books of account and make or cause to be made therein true and accurate entries of all its dealings and transactions in relation to its business and the business of its Subsidiaries, as the case may be, all in accordance with Generally Accepted Accounting Principles, and at all reasonable times it will furnish or cause to be furnished to the Trustee or its duly authorized agent or attorney such information relating to its business and that of its Subsidiaries as the Trustee may reasonable require and such books of account shall at all reasonable times be open for inspection by the Trustee or such agent or attorney;

5.1.3

the Corporation will furnish to the Trustee (and once received, the Trustee will upon the request of any person with a beneficial interest in the Debentures deliver copies to such person) a copy of all financial statements, whether annual or interim of the Corporation; and the report, if any, of the Corporation’s auditors thereon and of all annual and other regular periodic reports of the Corporation furnished to its shareholders under Canadian securities law at the same time as they are furnished to such shareholders (including the associated management’s discussion and analysis to such financial statements) but only to the extent the Corporation is not exempt from having to file such continuous disclosure documents with the Canadian securities regulatory authorities on SEDAR. Notwithstanding the foregoing, all financial statements; and the report, if any, of the Corporation’s auditors thereon and of all annual and other regular periodic reports of the Corporation (including the associated management’s discussion and analysis) furnished to its shareholders under Canadian securities law will be deemed to have been provided to the Trustee once filed on SEDAR; and

5.1.4	the Corporation will duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture.

5.2 Not to Extend Time for Payment of Interest or Principal

The Corporation covenants that, in order to prevent any accumulation after maturity of unpaid interest or of unpaid Debentures, the Corporation will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures or of any principal payable in respect of any Debentures and that it will not directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding any interest on the Debentures or any principal thereof or in any other manner and that the Corporation will deliver to the Trustee all Debentures when paid as evidence of such payment.

5.3 To Provide Annual Certificate of Compliance

The Corporation covenants that, on or before October 31, 2016 and on or before October 31 in each subsequent year and at any other time if requested by the Trustee, the Corporation will furnish to the Trustee a Certificate of the Corporation stating that the Corporation has complied with all covenants, conditions and other requirements contained in this Indenture, noncompliance with which would, with the giving of notice or the lapse of time or both, constitute an Event of Default hereunder or, if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance and the action, if any, the Corporation proposes to take with respect thereto.

5.4 To Pay Trustee’s Remuneration

The Corporation covenants that it will pay to the Trustee reasonable remuneration for its services as Trustee hereunder and will pay or reimburse all costs, charges and expenses properly incurred by the Trustee in connection with the trusts hereof (including reasonable fees and disbursements of its legal counsel and all other agents not regularly in its employ), on demand by the Trustee, and also (in addition to any right of indemnity given to the Trustee by law) will at all times keep the Trustee indemnified against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted by the Trustee (other than through negligence of the Trustee) in any way relating to this Indenture.

Any amount due under this Section 5.4 and unpaid 30 days after demand for such payment shall bear interest from the expiration of such 30 day period at a rate per annum equal to the prevailing rate set by the Trustee as its prime rate for commercial loans in Canadian funds at Toronto. After default all amounts so payable and the interest thereon shall be payable out of any funds coming into possession of the Trustee in priority to any payment of the principal of, premium, if any, and interest on the Debentures.

5.5 Trustee may Perform Covenants

If the Corporation shall fail to perform any of its covenants contained herein, the Trustee may in its discretion, but (subject to Section 6.2) need not, notify the Debentureholders of such failure or may itself perform any of such covenants capable of being performed by it and, if any such covenant requires the payment of money, it may make such payment with its own funds, or with money borrowed by it for such purpose, but shall be under no obligation to do so; and all sums so paid shall be payable by the Corporation in accordance with the provisions of Section 5.4. No such performance by the Trustee of any covenant contained herein or payment by the Corporation of any sums advanced or borrowed by the Trustee pursuant to the foregoing provisions shall be deemed to relieve the Corporation from any default hereunder or its continuing obligations hereunder.

ARTICLE 6

DEFAULT AND ENFORCEMENT

6.1 Events of Default

Each of the following events constitutes an “Event of Default”:

6.1.1	if an order is made or an effective resolution is passed for the winding-up or liquidation of the Corporation or in the event of any other dissolution of the Corporation by operation of law, except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Article 9 are duly observed and performed; or

6.1.2	if the Corporation makes a general assignment for the benefit of its creditors, or otherwise acknowledges its insolvency, becomes insolvent or is declared bankrupt or consents to the institution of bankruptcy or insolvency proceedings against it under any bankruptcy, insolvency or analogous laws or if a custodian, sequestrator, liquidator, receiver, receiver and manager or any other officer with similar powers is appointed of the Corporation or of the property of the Corporation or any part thereof which is, in the opinion of the Trustee, a substantial part thereof.

6.2 Notice of Events of Default

Subject to Section 6.14, if an Event of Default in respect of a series of Debentures shall occur and is continuing the Trustee shall, within 30 days after it is notified in writing in accordance with Section 11.3 of the occurrence of such Event of Default, give notice thereof to the Holders of that series of Debentures, provided that, notwithstanding the foregoing, the Trustee shall not be required to give such notice if the Trustee in good faith shall have decided that the withholding of such notice is in the best interests of the Holders of that series of Debentures and shall have so advised the Corporation in writing.

Where notice of the occurrence of an Event of Default has been given to Holders of a series of Debentures and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Holders of that series of Debentures within 30 days after the Trustee is notified in writing in accordance with Section 11.3 that the Event of Default has been cured.

6.3 Acceleration on Default

If any Event of Default has occurred and is continuing, the Trustee may in its discretion and shall upon receipt of a Debentureholders’ Request, subject to Section 6.4, by notice in writing to the Corporation declare the principal of, premium, if any, and interest on the Debentures then outstanding and any other moneys payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, notwithstanding anything contained therein or herein to the contrary, and the Corporation shall pay forthwith to the Trustee for the benefit of the Holders of Debentures of the affected series the principal of, premium, if any, and accrued and unpaid interest (including interest on amounts in default) on the Debentures of the affected series and all other moneys payable hereunder, together with subsequent interest thereon at the rate borne by the Debentures of the affected series from the date of such declaration until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder in respect of the affected series of Debentures and any moneys so received by the Trustee shall be applied as provided in Section 6.7.

6.4 Waiver of Default

Subject to Section 6.14, if an Event of Default shall have occurred:

6.4.1	the Holders of more than 50% of the principal amount of the Debentures of the affected series then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by instrument signed by such Holders of Debentures of the affected series to instruct the Trustee to waive any Event of Default hereunder and/or to cancel any declaration made by the Trustee pursuant to Section 6.3 and the Trustee shall thereupon waive the Event of Default and/or cancel such declaration upon such terms and conditions as such Holders of Debentures of the affected series shall prescribe; and

6.4.2	the Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have the power to waive any Event of Default hereunder if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may consider advisable;

provided that no delay or omission of the Trustee or of the Holders of Debentures of the affected series to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission either of the Trustee or of the Holders of Debentures of the affected series shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

6.5 Enforcement by the Trustee

If an Event of Default shall have occurred, but subject to Sections 6.4 and 6.14 and to the provisions of any Extraordinary Resolution that may be passed by the Holders of Debentures of the affected series as hereinafter provided:

6.5.1	the Trustee may in its discretion proceed to enforce the rights of the Trustee and of the Holders of Debentures of the affected series by any action, suit, remedy or proceeding authorized or permitted by this Indenture or by law or equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders of Debentures of the affected series filed in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to the Corporation;

6.5.2	no such remedy for the enforcement of the rights of the Trustee or the Holders of Debentures of the affected series shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination;

6.5.3	all rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures of the affected series or the production thereof on the trial or other proceedings relating thereto; and

6.5.4	upon the receipt of a Debentureholders’ Request and upon being indemnified and funded to its satisfaction as provided in Section 12.3.2, the Trustee shall exercise or take such one or more of such remedies as the Debentureholders’ Request may direct or, if the Debentureholders’ Request contains no direction, as the Trustee may consider expedient, provided that if any such Debentureholders’ Request directs the Trustee to take proceedings out of court, the Trustee may in its discretion take judicial proceedings in lieu thereof.

6.6 Debentureholders May Not Sue

No Holder of any Debenture of any series shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized or permitted by this Indenture or by law or by equity for the purpose of enforcing payment of principal, premium, if any, or interest owing on any Debenture or for the execution of any trust or power hereunder, unless:

6.6.1	such Holder shall previously have given to the Trustee written notice of the occurrence of an Event of Default with respect to Debentures of that series;

6.6.2	subject to Section 6.14, the Holders of Debentures of the affected series, by Extraordinary Resolution, shall have made a request to the Trustee to take action hereunder or the Debentureholders’ Request referred to in Section 6.5.4 shall have been delivered to the Trustee, and the Trustee shall have been offered a reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose;

6.6.3	the Holders of Debentures of the affected series or any of them shall have furnished to the Trustee, when requested by the Trustee, sufficient funds and an indemnity in accordance with Section 12.3.2; and

6.6.4	the Trustee shall have failed to act within a reasonable time thereafter.

In such event but not otherwise, any Debentureholder, acting on behalf of such Debentureholder and all other Holders of Debentures of the affected series (subject to Section 6.14), shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 6.5, but in no event shall any Debentureholder or combination of Holders of Debentures of the affected series have any right to take any other remedy or proceedings out of court; it being understood and intended that no one or more Holders of Debentures of the affected series shall have any right in any manner whatsoever to enforce any right hereunder or under any Debenture of the affected series except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Holders of outstanding Debentures of the affected series.

6.7 Application of Moneys

Except as otherwise provided herein, any moneys arising from any enforcement hereof, whether by the Trustee or any Holder of a Debenture, shall be held by the Trustee and applied by it, together with any moneys then or thereafter in the hands of the Trustee available for the purpose, as follows:

6.7.1	first, in payment or reimbursement to the Trustee and any other registrar, transfer agent, paying agent or calculation agent as may be appointed hereunder from time to time in respect of a series of Debentures, of the remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the administration or execution of the trusts hereunder or otherwise in relation to this Indenture with interest thereon as herein provided;

6.7.2	second, (but subject to Section 5.2) ratably among Holders to the payment of the principal of, and premium, if any, on all of the Debentures then outstanding in respect of which or for the benefit of which such money has been collected, and thereafter in or towards payment of the accrued and unpaid interest and interest on overdue interest on such Debentures (or if the Debentureholders, by instrument signed by the Holders of more than 50% of the principal amount of such Debentures then outstanding or by Extraordinary Resolution passed at a meeting of Holders of such Debentures, shall have directed payments to be made in accordance with any other order of priority, or without priority as between principal, premium, if any, and interest, then such moneys shall be applied in accordance with such direction); and

6.7.3	third, the surplus (if any) of such moneys shall be paid to the Corporation or as it may direct;

provided, however, that no payments shall be made in respect of the principal, premium, if any, or interest of any Debenture held, directly or indirectly, by or for the benefit of the Corporation, any Subsidiary or any Affiliate (other than any Debenture pledged for value and in good faith to a Person other than the Corporation, a Subsidiary or an Affiliate, but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal of, premium, if any, and interest on all Debentures which are not so held.

6.8 Distribution of Moneys

Payments to Holders of Debentures pursuant to Section 6.7.2 shall be made as follows:

6.8.1	at least 21 days’ notice of every such payment shall be given in the manner provided in Article 11 specifying the date and time when and the manner or place or places where such payments are to be made and the amount of the payment and the application thereof as between principal, premium, if any, and interest;

6.8.2	payment of any Debenture shall be made upon presentation thereof in the manner or at any one of the places specified in such notice and any such Debenture thereby paid in full shall be surrendered, otherwise a notation of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon receipt by it of such indemnity as it shall consider sufficient;

6.8.3	from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Debenture after giving credit for the amount of the payment specified in such notice unless the Debenture in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

6.8.4	the Trustee shall not be required to make any partial or interim payment to Debentureholders unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in Section 6.7.1, exceed 5% of the aggregate principal amount of the outstanding Debentures of the relevant series, but it may retain the moneys so received by it and deal with the same as provided in Section 12.8 until the money or investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control, shall be sufficient for such purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth.

6.9 Persons Dealing with Trustee

No person dealing with the Trustee or any of its agents shall be concerned to enquire whether an Event of Default has occurred, or whether the powers which the Trustee is purporting to exercise have become exercisable, or whether any moneys remain due under this Indenture or on the Debentures of any series, or to see to the application of any moneys paid to the Trustee; and in the absence of fraud on the part of such Person, such dealing shall be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

6.10 Trustee Appointed Attorney

The Corporation irrevocably appoints the Trustee to be the attorney of the Corporation in the name and on behalf of the Corporation to execute any instruments and do any things which the Corporation ought to execute and do following an Event of Default, and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Trustee with full powers of substitution and revocation.

6.11 Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee or the Holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing by law or by statute.

6.12 Immunity of Shareholders, Directors and Others

The Debentureholders and the Trustee waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, Director or officer of the Corporation or of any Successor Entity for the payment of the principal of, premium, if any, or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.

6.13 Judgment Against the Corporation

In the case of any judicial or other proceedings to obtain judgment for the principal of, premium, if any, or interest on the Debentures, judgment may be rendered against the Corporation in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures.

6.14 Determination of Affected Holders of Debentures

Notwithstanding anything to the contrary in this Indenture:

6.14.1	in exercising their rights under this Article 6 the Holders of Debentures shall be treated as a single class, and not as separate series, except if the Events of Default that are then being considered apply only to one or more series and not to the Debentures generally; and

6.14.2	if any Event of Default then being considered applies to two or more series of Debentures but not to all Debentures, in exercising their rights under this Article 6 the Holders of the affected series of Debentures shall be treated as a single class, and not as separate series of Debentures.

ARTICLE 7

SATISFACTION AND DISCHARGE

7.1 Cancellation and Destruction

All matured Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures which are cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a destruction certificate setting out the designating numbers and denominations of the Debentures so destroyed.

7.2 Non-Presentation of Debentures

If the Holder of any Debenture shall fail to present the same for payment on the date on which the principal thereof and/or the interest thereon or represented thereby becomes payable either at the Stated Maturity Date or on redemption or otherwise or shall not accept payment on account thereof and give such receipt therefor (if any) as the Trustee may require:

7.2.1	the Corporation shall be entitled to pay to the Trustee and direct it to set aside;

7.2.2	in respect of moneys in the hands of the Trustee which may or should be applied to the payment of such Debentures, the Corporation shall be entitled to direct the Trustee to set aside; or

7.2.3	if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside:

the principal moneys, premium, if any, and/or the interest, as the case may be, in trust to be paid to the Holder of such Debentures upon due presentation and surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal moneys, premium, if any, and/or the interest payable on or represented by each Debenture in respect whereof such moneys have been set aside shall be deemed to have been paid and thereafter such Debentures shall not be considered as outstanding hereunder and the Holders thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee (without interest thereon) upon due presentation and surrender thereof, subject always to the provisions of Section 7.3. Any moneys so set aside may, and, if remaining unclaimed for 60 days shall, be invested by the Trustee in accordance with Section 12.8.

7.3 Repayment of Unclaimed Moneys

Any moneys set aside under Section 7.2 and not claimed by and paid to Holders of Debentures as provided in Section 7.2 within two years after the date of such setting aside shall, subject to applicable law, be repaid to the Corporation by the Trustee on written demand, and thereupon the Trustee shall be released from all further liability with respect to such moneys and thereafter the Holders of Debentures in respect of which such moneys were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of such moneys without interest thereon from the Corporation.

7.4 Discharge

Upon proof being given to the reasonable satisfaction of the Trustee that the principal of, and premium, if any, on all the Debentures and interest (including interest on amounts in default) thereon have been paid or satisfied or that, all the outstanding Debentures having matured, such payment has been duly provided for by payment to the Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to this Indenture and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the Written Request of the Corporation and at the expense of the Corporation, execute and deliver to the Corporation such deeds or other instruments as shall be necessary to evidence the satisfaction and discharge of this Indenture and to release the Corporation from its covenants contained herein except those relating to the indemnification of the Trustee.

ARTICLE 8

DEFEASANCE

8.1 Defeasance

8.1.1	Except as otherwise specified as contemplated by Section 2.1 for Debentures of any series, the Corporation shall have the right (the “Defeasance Option”) to elect from time to time, with the prior approval of the Superintendent, to be released from the terms of this Indenture relating to the outstanding Debentures of all or any series specified on such date or dates and in accordance with such other provisions as shall have been determined at the time of the issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in a Certified Resolution of the Directors, in a Certificate of the Corporation or Supplemental Indenture authorizing or providing for the issue thereof. The Corporation shall in each case notify the Trustee of its intention to be released, and upon receipt of such notice the Trustee shall, at the request and expense of the Corporation, execute and deliver to the Corporation such deeds and other instruments as shall be necessary to release the Corporation from the terms of this Indenture relating to the Debentures of such series specified in such notice, except those relating to the indemnification of the Trustee, subject to the following:

(a)	the Corporation shall have delivered to the Trustee evidence, to the reasonable satisfaction of the Trustee, that the Corporation has:

(i)	deposited sufficient funds or securities with the Trustee for payment of all principal, premium, if any, interest and other amounts due or to become due on the Debentures of such series to the Stated Maturity Date thereof, in the currency in which such payments were originally to have been made;

(ii)	deposited funds with the Trustee or made provision for the payment of all remuneration and expenses of the Trustee to carry out its duties under this Indenture in respect of the Debentures of such series; and

(iii)	deposited funds with the Trustee for the payment of Taxes arising with respect to all deposited funds or other provision for payment in respect of the Debentures of such series;

in each case irrevocably, pursuant to the terms of a trust agreement in form and substance satisfactory to the Corporation and the Trustee;

(b)	the Trustee shall have received an Opinion of Counsel, which opinion shall be satisfactory to the Trustee in its sole discretion, to the effect that the Holders of the Debentures of such series will not recognize income, gain or loss for federal or provincial income tax purposes in Canada or the jurisdictions where such Debentures were offered for sale as a result of the exercise by the Corporation of the Defeasance Option with respect to such Debentures and that such Holders will be subject to Taxes in Canada or the jurisdictions where such Debentures were offered for sale, if any, including those in respect of income (including taxable capital gains), in the same amount, in the same manner and at the same time or times as would have been the case if the Defeasance Option had not been exercised in respect of such Debentures;

(c)	no Event of Default or event that with notice or lapse of time or both could become an Event of Default shall have occurred and be continuing on the date of the deposit referred to in Section 8.1.1(a)(i);

(d)	such release does not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which the Corporation is bound;

(e)	the Corporation shall have delivered to the Trustee a Certificate of the Corporation stating that the deposit referred to in Section 8.1.1(a)(i) was not made by the Corporation with the intent of preferring the Holders of the Debentures of such series over the other creditors of the Corporation or with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation or others; and

(f)	the Corporation shall have delivered to the Trustee a Certificate of the Corporation and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the exercise of such Defeasance Option have been complied with, and such opinion shall in addition state that the establishment of the trust arrangements with respect to the moneys or securities deposited with the Trustee pursuant to this Section 8.1.1 would not be overridden or set aside by a court upon the application of creditors or a trustee in bankruptcy or other insolvency proceeding of the Corporation (collectively, the “Creditors”) pursuant to any of the Insolvency Statutes (as hereinafter defined) and would not be held by a court to constitute a reviewable transaction; provided that in giving such opinion Counsel shall be entitled to rely as to factual matters, without independent inquiry, on a certificate of two senior officers of the Corporation, which shall be delivered to the Trustee, that:

(i)	the Corporation is not insolvent within the meaning of the Winding-Up and Restructuring Act (Canada), the Assignments and Preferences Act (Ontario) and the Fraudulent Conveyances Act (Ontario) (collectively, the “Insolvency Statutes”) and no act or proceeding has been taken or is pending in connection with, and the Corporation has not received notice in respect of and is not in the course of, dissolution, liquidation, winding up or reorganization;

(ii)	the Corporation was not rendered insolvent within the meaning of any of the Insolvency Statutes by entering into the trust arrangements;

(iii)	immediately following completion of the establishment of the trust arrangements, the Corporation was not insolvent within the meaning of the Insolvency Statutes;

(iv)	the Corporation has entered into the trust arrangements in good faith and has transferred all of its right, title and interest in, to and under the funds deposited for valuable consideration; that is, for the purpose of obtaining the release of the Corporation pursuant to this Section 8.1;

(v)	the Corporation has not entered into the trust arrangements with the intention of defeating, hindering, delaying or defrauding the Creditors or others of their claims against the Corporation or giving the trust a preference over the Creditors or for any purpose relating in any way to the claims of others against the Corporation;

(vi)	the Corporation is at arm’s length with the Trustee and is not a related person of the Trustee as such term is defined in the Bankruptcy and Insolvency Act (Canada);

(vii)	the Corporation will have deposited the funds with the Trustee in good faith, in the ordinary course of business and without notice of an adverse claim with respect thereto; and

(viii)	such other matters as Counsel may consider appropriate and which are acceptable to the Trustee, acting reasonably.

8.1.2	The Corporation shall be deemed to have made due provision for the depositing of funds if it deposits or causes to be deposited with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Corporation and the Trustee (each acting reasonably), solely for the benefit of the holders of the Debentures of the series specified therein, money or securities denominated in the currency in which principal is payable constituting direct obligations of Canada or the United States or any province or state thereof, as applicable, or an agency or instrumentality of Canada or the United States or any province or state thereof, as applicable, which will be sufficient, in the opinion of a nationally recognized firm of chartered accountants or a nationally recognized investment dealer acting reasonably and acceptable to the Trustee, to provide for payment in full of the Debentures of such series and all other amounts from time to time due and owing under this Indenture which pertain to the Debentures of such series.

8.1.3	The Trustee shall hold in trust all money or securities deposited with it pursuant to this Section 8.1 and shall apply the deposited money and the money derived from such securities in accordance with this Indenture to the payment of principal of, premium, if any, and interest on the Debentures and, as applicable, other amounts, including Taxes.

8.1.4	If the Trustee is unable to apply any money or securities in accordance with this Section 8.1 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 8.1 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 8.1, provided that if the Corporation has made any payment in respect of principal, premium, if any, or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the Holders of such Debentures to receive such payment from the money or securities held by the Trustee.

ARTICLE 9

SUCCESSOR ENTITIES

9.1 Certain Requirements in Respect of Merger, etc.

Other than a Permitted Reorganization Transaction, the Corporation shall not enter into any transaction, whether by way of amalgamation, merger, reconstruction, reorganization, consolidation, transfer, sale, lease or otherwise, whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of any such amalgamation, of the continuing corporation resulting therefrom, unless:

9.1.1	such other Person or continuing corporation (the “Successor Entity”) is organized and validly existing under the laws of Canada, the United States of America, the United Kingdom or other member country of the European Union, or any province, state or political subdivision of any of the foregoing;

9.1.2	the Successor Entity shall execute, prior to or contemporaneously with the completion of such transaction, such indenture supplemental hereto in accordance with Article 13, and other instruments (if any) as are satisfactory to the Trustee and in the Opinion of Counsel are necessary or advisable to evidence the assumption by the Successor Entity of the liability for the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of such Successor Entity to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Indenture;

9.1.3	such transaction shall, to the satisfaction of the Trustee and in the Opinion of Counsel, be upon such terms as substantially to preserve and not to impair any of the rights and powers of the Trustee or of the Debentureholders hereunder and upon such terms as are not in any way prejudicial to the interests of the Debentureholders (including, where the Successor Entity is not organized under the laws of Canada or a province or territory thereof, the transaction would cause any material adverse tax consequences to the Debentureholders); and

9.1.4	no condition or event shall exist in respect of the Corporation or the Successor Entity, either at the time of such transaction or immediately thereafter after giving full effect thereto, which constitutes or would, after the giving of notice or the lapse of time or both, constitute an Event of Default hereunder.

9.2 Vesting of Powers in Successor

Whenever the conditions of Section 9.1 have been duly observed and performed, the Trustee shall execute and deliver a supplemental indenture as provided for in Article 13 and thereupon:

9.2.1

the Successor Entity shall succeed to and be substituted for the Corporation with the same effect as if the Successor Entity had been named herein and the Successor Entity shall possess and from time to time may exercise each and every right and power of the Corporation under this Indenture in the name of the Corporation or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the like directors or officers of such Successor Entity; and

9.2.2	the Corporation shall be released and discharged from liability under this Indenture and the Trustee may execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 10

MEETINGS OF DEBENTUREHOLDERS

10.1 Right to Convene Meetings

10.1.1	The Trustee may at any time and from time to time shall, on receipt of a Written Order of the Corporation or a Debentureholders’ Request from Holders of Debentures of any series and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such Debentureholders’ Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders of that series.

10.1.2	The Trustee may at any time and from time to time shall, on receipt of a Written Order of the Corporation or a Debentureholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such Debentureholders’ Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of all the Debentureholders.

10.1.3	If the Trustee fails within 30 days after receipt of such Written Order of the Corporation or Debentureholders’ Request and such funding and indemnity to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Trustee.

10.2 Notice of Meetings

At least 21 days’ notice of any meeting of the Holders of Debentures of one or more series or of all series then outstanding, as the case may be, shall be given to the Debentureholders in that series or in all series then outstanding, as the case may be, and a copy thereof shall be sent by mail to the Trustee unless the meeting has been called by it and to the Corporation unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at the meeting or any of the provisions of this Article.

10.3 Chairman

An individual, who need not be a Debentureholder, nominated in writing by the Trustee, shall be chairman of the meeting and if no individual is so nominated or if the individual so nominated is unable or unwilling to act or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or by proxy shall choose an individual present to be chairman.

10.4 Quorum

At any meeting of the Holders of one or more series of Debentures other than a meeting convened for the purpose of considering a resolution proposed to be passed as an Extraordinary Resolution, as to which the provisions of Section 10.13 shall be applicable, a quorum shall consist of one or more Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures of the relevant series. At any meeting of the Holders of all series of Debentures then outstanding other than a meeting convened for the purpose of considering a resolution proposed to be passed as an Extraordinary Resolution, as to which Section 10.13 shall be applicable, a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% of the principal amount of all Debentures then outstanding. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any such meeting, the meeting, if convened by the Debentureholders or pursuant to a Debentureholder’s Request, shall be dissolved; but in any other case; the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at such time and place as may be appointed by the chairman, and no notice need be given of the adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent the requisite principal amount of the Debentures.

10.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the Holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

10.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands, except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

10.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Debentureholders and/or proxies for Debentureholders holding at least 5% of the principal amount of the Debentures represented thereat, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the Holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

10.8 Voting

On a show of hands, every Person who is present and entitled to vote, whether as a Debentureholder or as proxy, shall have one vote. On a poll, each Debentureholder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the Holder. A proxy need not be a Debentureholder. In the case of joint registered Holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them are present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint registered Holders.

10.9 Regulations

The Trustee or the Corporation, with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for:

10.9.1	voting by proxy and the form of the instrument appointing a proxy (which shall be in writing) and the manner in which the same shall be executed and for the production of the authority of any Person signing on behalf of a Debentureholder;

10.9.2	the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholders convening a particular meeting, as the case may be, may in the notice convening the meeting direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

10.9.3	the deposit of instruments appointing proxies at some approved place or places other than the place at which a particular meeting is to be held and enabling particulars of instruments appointing proxies to be mailed, telecopied or sent by electronic mail or made available online before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting of Debentureholders as the Holders of

Debentures of a series, or as entitled to vote or be present at the meeting in respect thereof, shall be the Holders of Debentures of one or more series in respect of which the meeting has been called and Persons whom such Debentureholders have duly appointed as their proxies.

10.10 Corporation and Trustee May Be Represented

The Corporation and the Trustee, by their respective employees, officers and directors, and the legal advisers of the Corporation and the Trustee may attend any meeting of the Debentureholders, but shall have no vote as such.

10.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of all of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

10.11.1	subject to the Trustee’s and the Corporation’s prior written consent, power to approve any change whatsoever in any of the provisions of this Indenture or the Debentures (including any modification, abrogation, alteration, compromise or arrangement) of the rights of the Debentureholders and/or the Trustee, against the Corporation or against its undertaking, property and assets or any part thereof arising under this Indenture or the Debentures, and to authorize the Trustee to enter into any agreement or other instrument necessary to give effect to that change;

10.11.2	power to approve any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other corporation or for any transfer, sale or lease, in each case whereby all or substantially all of the undertaking, property and assets of the Corporation would become the property of another Person or, in the case of any such amalgamation, of the continuing corporation resulting therefrom, provided that no such approval shall be necessary in respect of any such transaction if the provisions of Section 9.1 have been complied with;

10.11.3	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture or the Debentures in any manner specified in such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

10.11.4	power to waive and direct the Trustee to waive any default or Event of Default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 6.3 either unconditionally or upon any conditions specified in such Extraordinary Resolution (except in respect of an Event of Default affecting only one or more series of Debentures but not all series, in which event Section 10.12 shall be applicable);

10.11.5	power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium, if any, or interest of any Debenture or for the execution of any trust or power hereunder or for any other remedy hereunder;

10.11.6	power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same in the manner directed by such Extraordinary Resolution upon payment, if the taking of such action, suit or proceeding shall have been permitted by Section 6.6, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

10.11.7	power to appoint a committee to consult with the Trustee (and to remove any committee so appointed) and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such Extraordinary Resolution) all or any of the powers which the Holders of such Debentures may exercise by Extraordinary Resolution under this Section 10.11; the Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee; such committee shall consist of such number of individuals (who need not be Debentureholders) as shall be prescribed in the Extraordinary Resolution appointing it; subject to the Extraordinary Resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedures generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by resolution signed in one or more counterparts by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater; all acts of any such committee within the authority delegated to it shall be binding upon all Holders of such Debentures;

10.11.8	power to agree to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

10.11.9	power to authorize the distribution in specie of any shares, bonds, debentures or other securities or obligations and/or cash or other consideration received or the use or disposition of the whole or any part of such shares, bonds, debentures or other securities or obligations and/or cash or other consideration in such manner and for such purpose as may be considered advisable and specified in such Extraordinary Resolution;

10.11.10	power to approve the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Corporation or of any corporation formed or to be formed;

10.11.11	power to remove the Trustee from office and to appoint a new Trustee or Trustees; and

10.11.12	power to amend, alter or repeal any Extraordinary Resolution previously passed or approved by the Holders of such Debentures or by any committee appointed pursuant to Section 10.11.7.

10.12 Powers Exercisable by Extraordinary Resolution of Holders of One or More Series

10.12.1	Subject to Section 10.12.3, the Holders of each particular series of Debentures shall, in addition to any powers herein given to Holders of Debentures generally and to the exclusion of the Holders of the Debentures of all other series, have the power exercisable from time to time by Extraordinary Resolution, to sanction and agree to any supplementation, amendment, modification, restatement or replacement of or waiver of or postponement of compliance with any of the provisions of the Debentures of such series or the related Supplemental Indenture or this Indenture affecting such Debentures solely or otherwise in a manner or to an extent differing from that in or to which it affects the rights of the Holders of all other Debentures provided such supplementation, amendment, modification, restatement, replacement, waiver or postponement does not, in the opinion of the Trustee (as to which the opinion of the Trustee, relying on the advice of Counsel, shall be binding on all Debentureholders and all other Persons for all purposes hereof), adversely affect any Debentures of any other series.

10.12.2	If business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 10.16, affects the rights of the Holders of Debentures of one or more series in the manner described in Section 10.12.1, then:

(a)	reference to such fact, indicating each series so affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a “serial meeting”; and

(b)	the Holders of Debentures of one or more series so affected shall not be bound by an action taken or power exercised at a meeting of Debentureholders generally, or at a serial meeting or by instrument in writing under Section 10.16 unless, in addition to compliance with the other provisions of this Article 10, such action is taken or power exercised by resolution of the Holders of Debentures of such series as follows:

(i)	at such serial meeting:

(A)	there is present a quorum consisting of two or more persons holding either personally or as proxies not less than 25% of the aggregate principal amount then outstanding of the Debentures of such series (subject to the provisions of this Article 10 as to adjourned meetings); and

(B)	the resolution is passed by an Extraordinary Resolution of the Holders of Debentures of such series; or

(ii)	by a written instrument signed in one or more counterparts by the Holders of not less than 66 2/3% of the aggregate principal amount then outstanding of the Debentures of such series.

10.12.3	For the purposes of exercising the rights provided in this Section 10.12, Holders of Debentures of two or more series shall participate together as a single class at any serial meeting if any business to be transacted at such meeting, or power to be exercised by instrument in writing under Section 10.16, affects such series in the same manner. Such determination shall be made in the opinion of the Trustee, relying upon the advice of Counsel. For greater certainty, but without limiting the generality of the foregoing:

(a)	a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the Holders of Debentures of any other series; and

(b)	the Holders of Debentures of any series not adversely affected by any proposal to be submitted to a serial meeting in accordance with Section 10.12.2. shall not have the right to attend at such serial meeting or to vote on or otherwise approve or reject such proposal.

10.13 Meaning of “Extraordinary Resolution”

10.13.1	The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter provided in this Article 10, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article 10 at which the Holders of more than 50% of the principal amount of the applicable Debentures (or applicable series of Debentures, as the case may be) then outstanding to which such meeting relates are present in person or by proxy and passed by the favourable votes of the Holders of not less than 66 2/3% of the principal amount of such Debentures (or applicable series of Debentures, as the case may be) represented at the meeting and voted on a poll upon such resolution.

10.13.2

If, at any such meeting, the Holders of 50% of the principal amount of such Debentures (or applicable series of Debentures, as the case may be) then outstanding to which such meeting relates are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by the Debentureholders or pursuant to a Debentureholder’s Request, shall be dissolved; but in any other case, it shall be adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairman. Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 11.

Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed in accordance with Section 10.13.1 shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that the Holders of more than 50% of the principal amount of the Debentures (or applicable series of Debentures, as the case may be) then outstanding to which such meeting relates are not present in person or by proxy at such adjourned meeting.

10.13.3	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

10.14 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Debentureholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time.

10.15 Minutes

Minutes of all resolutions and proceedings at every meeting of Debentureholders shall be made and duly entered in books to be provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed or proceedings had thereat, to have been duly passed and had.

10.16 Signed Instruments

Any action which may be taken and any power which may be exercised by the Holders of Debentures at a meeting held as hereinbefore in this Article 10 provided may also be taken and exercised by the Holders of not less than 66 2/3% of the principal amount of the outstanding Debentures (or applicable series of Debentures, as the case may be) by a signed instrument and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed. Notice of any Extraordinary Resolution passed in accordance with this Section 10.16 shall be given by the Trustee to the Holders of Debentures affected thereby within 30 days of the date on which such Extraordinary Resolution was passed.

10.17 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 10 at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument signed by Debentureholders in accordance with Section 10.16 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect to every such resolution, Extraordinary Resolution and instrument.

10.18 Evidence of Rights of Debentureholders

10.18.1	Any request, direction, notice, consent or other instrument which this Indenture or any Supplemental Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Debentureholders in person or by attorney duly appointed in writing. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney shall be sufficient for any purpose of this Indenture if made in the following manner, namely, the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

10.18.2	The Trustee may, nevertheless, in its discretion require further proof in cases where it considers further proof necessary or desirable or may accept such other proof as it shall consider proper.

ARTICLE 11

NOTICES

11.1 Notice to the Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered personally to, by facsimile or, subject to Section 11.5, if given by registered mail, postage prepaid, addressed to, the Corporation at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada, M4W 1E5, Attention: Treasurer (fax number (416) 926-5834), and shall be deemed to have been given on the date of delivery the Business Day immediately following the date such notice has been sent by facsimile or on the third Business Day after such letter has been mailed, as the case may be. The Corporation may from time to time notify the Trustee of a change in address which thereafter, until changed by further notice, shall be the address of the Corporation for all purposes of this Indenture.

11.2 Notice to Debentureholders

Except as otherwise expressly provided herein, all notices to be given hereunder with respect to the Debentures of a series shall be valid and effective if such notice is delivered personally or is sent by first class mail, postage prepaid, addressed to the Holders of the Debentures at their post office addresses appearing in any of the registers hereinbefore mentioned. For greater certainty, in the event that CDS is the Debentureholder, notice to Debentureholders shall be valid and effective if such notice is delivered only to CDS. Any notice so delivered or sent by mail shall be deemed to have been given on the day upon which it is delivered or mailed, as the case may be. Any accidental error, omission or failure in giving or in delivering or mailing any such notice or the non-receipt of any such notice by any Debentureholder shall not invalidate or otherwise prejudicially affect any action or proceeding founded thereon.

11.3 Notice to the Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered personally to, by facsimile or, subject to Section 11.5, if given by registered mail, postage prepaid, addressed to, the Trustee at 320 Bay Street, 11th Floor, Toronto, Ontario M5H 4A6, Attention: Client Service Manager for Manulife Financial Corporation, (fax number: (416) 360-1711), and shall be deemed to have been given on the date of delivery, the Business Day immediately following the date such notice has been sent by facsimile or on the third Business Day after such letter has been mailed, as the case may be. The Trustee may from time to time notify the Corporation of a change in address which thereafter, until changed by further notice, shall be the address of the Trustee for all purposes of this Indenture.

The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee (“Electronic Methods”) from a person purporting to be (and whom such Trustee, acting reasonably, believes in good faith to be) the authorized representative of the Corporation, as sufficient instructions and authority of the Corporation for the Trustee to act and shall have no duty to verify or confirm that person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions. The Corporation agrees: (i) to assume all risks arising out of the use of Electronic Methods to submit instructions and directions to the Trustee including the risk of the Trustee acting on unauthorized instructions and the risk of interception or misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than the method(s) selected by the Corporation; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

11.4 Notice to CDS

Any notice to CDS under the provisions of this Indenture shall be valid and effective if delivered personally to, by facsimile or, subject to Section 11.5, if given by registered mail, postage prepaid, addressed to: Manager of Operations, CDS Clearing and Depository Services Inc., 85 Richmond Street West, Toronto, Ontario, M5H 2C9 (fax number: (416) 365-0842), and shall be deemed to have been given on the date of delivery, the Business Day immediately following the date such notice has been sent by facsimile or on the third Business Day after such letter has been mailed, as the case may be. CDS may from time to time notify the Corporation and the Trustee of a change in address which thereafter, until changed by further notice, shall be the address of CDS for all purposes of this Indenture.

11.5 Mail Service Interruption

If the Trustee determines that mail service is or is threatened to be interrupted at the time when the Trustee is required or elects to give any notice to the Debentureholders hereunder, the Trustee shall, notwithstanding the provisions hereof, give such notice by means of publication in The Globe and Mail, national edition, or any other English language daily newspaper or newspapers of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Quebec, once in each of two successive weeks, and any notice so published shall be deemed to have been given on the latest date on which the publication has taken place.

If by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Trustee or to the Corporation would be unlikely to reach its destination in a timely manner, such notice shall be valid and effective only if delivered personally in accordance with Sections 11.1 or 11.3, as the case may be.

ARTICLE 12

CONCERNING THE TRUSTEE

12.1 Trust Indenture Legislation

12.1.1	In this Article 12, the term “Indenture Legislation” means the provisions, if any, of the Insurance Companies Act (Canada), Canada Business Corporations Act, the Business Corporations Act (Ontario), and any other statute of Canada or a province thereof, and of the regulations under any such statute, relating to trust indentures providing for the issue of debt obligations by corporations and to the rights, duties and obligations of trustees under such trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture or the Corporation.

12.1.2	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

12.1.3	At all times in relation to this Indenture and any action to be taken hereunder, the Corporation and the Trustee each shall observe and comply with Indenture Legislation and the Corporation, the Trustee and each Debentureholder shall be entitled to the benefits of Indenture Legislation.

12.2 No Conflict of Interest

The Trustee represents to the Corporation that at the date of the execution and delivery of this Indenture there exists no material conflict of interest between the role of the Trustee as a fiduciary hereunder and the Trustee’s role in any other capacity. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate the same or else resign from the trusts hereunder by giving notice in writing to the Corporation at least 21 days prior to such resignation and the Trustee shall thereupon be discharged from all further duties and liabilities hereunder.

12.3 Rights and Duties of Trustee

12.3.1	The duties, responsibilities and obligations of the Trustee shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied against the Trustee. In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Debentureholders and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

12.3.2	Subject only to Section 12.3.1, the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

12.3.3	The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them, for which Debentures the Trustee shall issue receipts.

12.3.4	Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Indenture Legislation, this Section 12.3 and Section 12.4.

12.4 Evidence, Experts and Advisers

12.4.1	In addition to the reports, certificates, opinions, statutory declarations and other evidence required by this Indenture, the Corporation shall furnish to the Trustee such additional evidence of compliance with any provisions hereof, and in such form, as may be prescribed by Indenture Legislation or as the Trustee may reasonably require by written notice to the Corporation.

12.4.2	The Trustee will not be in contravention of the provisions of Section 12.3.1 if it acts and relies in good faith as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence referred to in Section 12.4.1 provided that the Trustee examines the same and determines that such evidence complies with the applicable requirements of this Indenture and of Indenture Legislation. The Trustee shall be entitled to rely and act on the genuineness and authenticity of any such writing submitted to it. It shall not be necessary for the Trustee to ascertain whether or not the persons who have executed, signed or otherwise issued the documents have authority to do so or that they are the same persons named therein.

12.4.3	The Trustee may employ or retain such agents as it may reasonably require for the proper determination and discharge of its duties hereunder, including without limitation, counsel, auditors, accountants, appraisers, any agent appointed to publish notices or other experts or advisers, whose qualifications give authority to any opinion or report made by them, and may pay their reasonable fees and disbursements and, subject to Section 12.3.1, may act and rely on the opinion or advice of or information obtained from any such counsel, auditor, accountant, appraiser, agent appointed to publish notices or other expert or adviser without liability. Any remuneration so paid by the Trustee shall be repaid to the Trustee in accordance with Article 5. The Trustee shall not be liable for any action taken, suffered or omitted by any counsel, auditors, accountants, appraisers, agent appointed to publish notices or other experts or advisers appointed in good faith and with due care by the Trustee and shall not be liable for any action taken, suffered or omitted by any other agents appointed in good faith and with due care by the Trustee except in the event of the negligence or willful misconduct or bad faith of such agent.

12.5 Trustee May Deal in Debentures

Subject to Section 12.3, the Trustee may buy, sell, lend upon and deal in the Debentures or other securities of the Corporation, either with the Corporation or otherwise, and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

12.6 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

12.7 Protection of Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

12.7.1	the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Debentures (except the representation contained in Section 12.2 and in the certificate of the Trustee on the Debentures) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

12.7.2	nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

12.7.3	the Trustee shall not be bound to give notice to any Person or Persons of the execution hereof;

12.7.4	the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of the agents of the Corporation;

12.7.5	the Trustee shall not be liable for any action taken or omitted by it, or any action suffered by it except in the event of negligence, the willful misconduct or bad faith of the Trustee;

12.7.6	the Corporation indemnifies and saves harmless the Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Indenture, including any and all legal fees and disbursements of whatever kind or nature, except in the event of the negligence or willful misconduct or bad faith of the Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation or removal of the Trustee;

12.7.7	the Trustee and any person related to the Trustee will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation;

12.7.8	the Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default in accordance with Section 11.3, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given the Trustee to determine whether or not the Trustee shall take action with respect to any default;

12.7.9	the Corporation shall provide to the Trustee an incumbency certificate setting out the names and sample signatures of persons authorized to give instructions to the Trustee hereunder. The Trustee shall be entitled to rely on such certificate until a revised certificate is provided to it hereunder. The Trustee shall be entitled to refuse to act upon any instructions given by a party which are signed by any person other than a person described in the incumbency certificate provided to it pursuant to this Section;

12.7.10	the Trustee shall not be liable for any consequential, punitive or special damages of any kind whatsoever (including, but not limited to, loss of business, goodwill, opportunity or profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action; and

12.7.11	the Trustee shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder resulting from any occurrence beyond the control of the Trustee (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, loss or malfunctions of utilities, computer or communication services or the unavailability of any wire or facsimile or other wire or communication facility) occurring after the date of this Indenture or from any breach of this Indenture by the Corporation.

12.8 Investment of Trust Moneys

Unless otherwise provided in this Indenture, any moneys held by the Trustee, which under the trusts of this Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee, upon the written direction of the Corporation, in “Authorized Investments”. Any such moneys shall be received by the Trustee, and shall be segregated and kept apart by, the Trustee as fiduciary for, the Debentureholders. For the purpose of this Indenture, “Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an affiliate or related party of the Trustee), or as otherwise agreed to in writing by the Corporation, provided that each such obligation is rated at least R1(middle) by DBRS Limited or any equivalent rating by another rating agency.

A direction by the Corporation to the Trustee as to investment, reinvestment or sale of securities of funds shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such direction received after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day. Absent direction of the Corporation, any moneys held by the Trustee will not be invested, and the Trustee shall not be liable to account for any interest.

Pending the investment of any moneys as hereinbefore provided, such moneys may be placed by the Trustee on deposit in a chartered bank in Canada or with its own deposit department or the deposit department of one of its Affiliates (as defined below for the purposes of this section) but the Trustee and its Affiliates shall not be liable to account for any profit or loss of profit to the Company or any other person or entity. The Trustee shall allow interest at the current rate for similar deposits on moneys remaining on deposit with it and, provided that the Corporation is not in default hereunder, shall credit the Corporation with interest received on moneys deposited with other depositories and on all moneys invested as provided in this Section 12.8.

For the purpose of this section, “Affiliate” means an affiliate within the meaning of the Business Corporations Act (Ontario) (“OBCA”).

The Trustee shall be accountable only for reasonable diligence in the investment of moneys under this Section 12.8 and the Trustee shall not be liable for any loss or losses realized on such investments, except for any loss caused by the Trustee’s negligence, willful misconduct or bad faith under this Indenture.

12.9 Action by Trustee to Protect Interests

The Trustee shall have the power to institute and maintain all and any such actions, suits or proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Holders of Debentures.

12.10 Replacement of Trustee

12.10.1	The Trustee may resign from the trusts hereunder and thereupon be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. The Debentureholders by Extraordinary Resolution shall have power at any time to remove the Trustee and to appoint a new trustee hereunder. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new trustee hereunder unless a new trustee has already been appointed by the Debentureholders; failing such appointment by the Corporation, at the expense of the Corporation the retiring trustee hereunder or any Debentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct, for the appointment of a new trustee hereunder; but any trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders. Any new trustee hereunder appointed under any provision of this Section 12.10 shall be a corporation authorized and qualified to carry on the business of a trust company in the Province of Ontario and every other jurisdiction where such authorization or qualification is necessary to enable it to act as a trustee hereunder and shall certify that it will not have any material conflict of interest upon becoming trustee hereunder. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

12.10.2	Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party shall be the successor Trustee under this Indenture without the necessity of the execution of any instrument or any further act.

12.11 Acceptance of Trusts

The Trustee accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Debentureholders, subject to the terms and conditions herein set forth.

ARTICLE 13

SUPPLEMENTAL INDENTURES

13.1 Supplemental Indentures

Subject to the provisions of this Indenture, from time to time the Trustee and, when authorized by a resolution of the Directors, the Corporation may, and they shall, when required by this Indenture, execute, acknowledge and deliver, by their proper officers Supplemental Indentures which thereafter shall form part hereof, or do and perform any other acts and things and execute and deliver any other deeds or documents for any one or more of the following purposes:

13.1.1	creating and issuing a new series of Debentures;

13.1.2	adding to the provisions hereof such additional covenants of the Corporation, enforcement provisions and other provisions for the protection of the Holders of the Debentures of any series and/or providing for Events of Default in addition to those herein specified;

13.1.3	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of a series of Debentures which do not affect the substance thereof and which, in the opinion of the Trustee (relying on the advice of Counsel), it may be expedient to make, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Debentureholders;

13.1.4	evidencing the succession, or successive successions, of other corporations to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

13.1.5	giving effect to any Extraordinary Resolution passed as provided in Article 10;

13.1.6	making any modification of any of the provisions of this Indenture or the Debentures of any series which, in the Opinion of Counsel, is of a formal, minor or technical nature;

13.1.7	making any additions to, deletions from or alterations of the provisions of this Indenture (including any of the terms and conditions of the Debentures of any series) which, in the opinion of the Trustee (relying on the advice of counsel), are not materially prejudicial to the interests of the Debentureholders and which are necessary or advisable in order to incorporate, reflect or comply with Indenture Legislation;

13.1.8	adding to or altering the provisions hereof in respect of the transfer of Debentures of any series, including provision for the exchange of Debentures of different denominations, in a manner which, in the opinion of the Trustee (relying on the advice of Counsel), is not materially prejudicial to the interests of the Debentureholders;

13.1.9	correcting or rectifying any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Trustee (relying on the advice of Counsel), neither the rights of the Trustee nor the Holders of any series of Debentures are in any way materially prejudiced thereby; and

13.1.10	any other purpose not inconsistent with the terms of this Indenture provided that, in the opinion of the Trustee (relying on the advice of Counsel), the rights of the Trustee and Holders of any series of Debentures are not materially prejudiced thereby.

ARTICLE 14

EXECUTION

14.1 Counterparts and Formal Date

This Indenture may be executed in several counterparts and delivered by electronic transmission, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

14.2 Language of Indenture

The parties hereto have requested that this document be drafted in the English language.

Les parties ont demandé que le présent document soit rédigé en langue anglaise.

- signature pages follow -

IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the date first stated above.

MANULIFE FINANCIAL CORPORATION

By:	“Stephen B. Roder”
Name: Stephen B. Roder
Title: Senior Executive Vice President and Chief Financial Officer

By:	“Halina K. von dem Hagen”
Name: Halina K. von dem Hagen
Title: Executive Vice President, Treasury and Capital Management (corporate seal)

BNY TRUST COMPANY OF CANADA

By:	“J. Steven Broude”
Name: J. Steven Broude
Title: Authorized Signatory

SCHEDULE 4.10

The following is the form of confirmation which may be requested pursuant to Section 4.10.

CONFIRMATION

TO: ■ [insert name of holder of Senior Indebtedness or its representative or the trustee under any indenture under which any instruments evidencing the Senior Indebtedness may have been issued]

IN CONSIDERATION of the sum of $1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, BNY TRUST COMPANY OF CANADA as trustee (the “Trustee”) under a trust indenture (the “Indenture”) made as of May 25, 2016, between Manulife Financial Corporation (the “Corporation”) and the Trustee, on behalf of itself and the Debentureholders (as defined in the Indenture), confirms that it and each of those Debentureholders are legally obligated to you to comply with the provisions of Article 4 of the Indenture.

BNY TRUST COMPANY OF CANADA

By:
Name: Title:

By:
Name: Title: